Form 10-K, Exhibit 13
period 1996-09-30
GASONICS INTERNATIONAL CORP
filed 1996-12-24
CIK 918647

                               FINANCIAL CONTENTS



SELECTED FINANCIAL DATA                                                      13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS                                       14

CONSOLIDATED BALANCE SHEETS                                                  18

CONSOLIDATED STATEMENTS OF OPERATIONS                                        19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                              20

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                               22

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     29




12  GASONICS INTERNATIONAL

SELECTED FINANCIAL DATA


YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
Net sales                                                $127,043       $102,047       $ 66,590       $ 41,882       $ 29,748
Gross margin                                               62,626         57,930         37,865         21,509         12,357
Operating income                                           12,601         19,942         14,450          5,777          1,446
Net income                                                  8,930         16,126          9,890          3,512            805
Net income per share                                     $   0.65       $   1.21       $   0.87       $   0.34       $   0.08

BALANCE SHEET:
Cash, cash equivalents and marketable securities         $ 25,909       $ 36,599       $ 21,230       $  1,217       $    127
Working capital                                            59,224         55,130         32,129          9,467          7,730
Total assets                                               96,430         85,367         43,682         20,083         15,757
Long-term debt, less current portion                           --             --             --          1,807          2,910
Stockholders' equity                                       72,689         63,188         33,370          8,418          4,886
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

QUARTERLY 1996
UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE DATA)                              1ST            2ND            3RD            4TH
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                               $ 33,782       $ 36,997       $ 29,058       $ 27,206
Gross margin                                                              18,505         19,973         13,182         10,966
Operating income (loss)                                                    6,418          6,384            893         (1,094)
Net income (loss)(1)                                                       4,354          4,270            774           (468)
Net income (loss) per share(1)                                          $   0.32       $   0.32       $   0.06       $  (0.03)
Price range per share                                               $10.25-24.50    $8.75-13.88    $9.25-15.13    $6.63-11.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

QUARTERLY 1995
UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE DATA)               1ST            2ND            3RD            4TH
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                $ 20,342       $ 23,679       $ 27,884       $ 30,142
Gross margin                                               11,923         13,423         15,760         16,824
Operating income                                            4,243          4,606          5,594          5,499
Net income(2)                                               2,751          3,056          5,570          4,749
Net income per share(2)                                  $   0.22       $   0.24       $   0.41       $   0.34
Price range per share                                 $9.33-14.00   $10.17-14.83   $12.83-19.83   $18.50-26.83
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Net income for the third quarter and year ended September 30, 1996 includes a non-operating after tax gain of approximately $93,000 or $0.01 per share realized from the sale of stock from a third party. See Note 8 of Notes to the Consolidated Financial Statements.

(2) Net income for the third and fourth quarters and year ended September 30, 1995 includes non-operating after tax gains of approximately $1.8 million or $0.13 per share, $1.2 million or $0.09 per share and $3.0 million or $0.22 per share, respectively, realized from the sale of stock from a third party. Net income for the fourth quarter and year ended September 30, 1995 also includes an after tax non-recurring charge of approximately $575,000 or $0.04 per share for the write-off of in-process research and development related to the Company's acquisition of Tekisco.

STOCK AND DIVIDEND INFORMATION:

The Company has one class of stock outstanding, its Common Stock, which has a par value of $.001 per share. The Company's Common Stock is traded on The Nasdaq National Market under the symbol "GSNX". The price range per share is the highest and lowest closing prices as reported by The Nasdaq National Market.
In October 1995, the Company declared a three-for-two stock split in the form of a 50% stock dividend paid on November 20, 1995. All share and per share amounts have been restated to give effect to the stock split.

The Company has not paid cash dividends on its Common Stock since inception, and its Board of Directors presently plans to reinvest the Company's earnings in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of Common Stock in the foreseeable future. Additionally, certain financial covenants set forth in the Company's bank line of credit limit the Company's ability to pay cash dividends. On September 30, 1996, the Company had approximately 260 stockholders of record and approximately 3,351 beneficial stockholders.


                                                      GASONICS INTERNATIONAL  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


The following Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in any such forward-looking statements as a result of certain factors, including those set forth under "Additional Risk Factors" in the Company's Annual Report on Form 10-K and in the last paragraph of this Overview.

OVERVIEW

The Company is a leading developer and supplier of a portfolio of products and services used in the fabrication of advanced integrated circuits ("ICs") and flat panel displays ("FPDs"). The Company's products consist of photoresist removal systems, residual removal systems, isotropic etch systems and high-pressure furnaces for the semiconductor industry and low-pressure chemical vapor deposition ("LPCVD") systems for the flat panel display industry. In addition, the Company provides spare parts and upgrades, as well as maintenance and support services.

In fiscal 1995, the Company completed development of four new systems, the Strata (a high-selectivity isotropic etcher), the VHP (a vertical high-pressure furnace), the PEP (a performance enhancing platform cluster system) and the 2106 LPCVD (a low-pressure chemical vapor deposition system). Initial shipments for these systems commenced in April, August, November 1995 and June 1996, respectively. The Strata system is intended to replace a costly and toxic wet chemistry process step for the selective etching of certain materials on a wafer. The VHP system is intended to provide process simplification by eliminating a mask step and reducing the time the wafer is exposed to elevated temperatures, thereby permitting smaller geometries and increasing yields in the manufacture of advanced ICs. The PEP is a dual chamber platform which provides users with higher throughput using GaSonics' downstream microwave processing. The 2106 LPCVD is a unique horizontal furnace with handler/Auto Guided Vehicle interface which provides users with lower cost of ownership and allows larger size glass plates to be held vertically minimizing warpage of glass.

The Company has undergone a period of rapid growth. Since 1993, the Company has significantly increased the scale of its operations to support increased sales levels and during most of the period expanded its operations to address critical infrastructure requirements, including the hiring of additional personnel, commencing of independent operations in the United Kingdom, France, Italy, Korea, Japan, Singapore and Taiwan and significantly investing in research and development to support product development. The Company's expansion has resulted in significantly higher operating expenses and due to the relatively fixed nature of such costs, a slowdown or decline in revenue, such as occurred starting in the Company's third fiscal quarter of 1996, will have a significant adverse impact on operating results.

In August 1995, the Company acquired Tekisco, Ltd., a Japanese-based supplier of low-pressure chemical vapor deposition systems for flat panel display manufacturing, which is now known as its Liquid Crystal Display ("LCD") division. The acquisition was accounted for as a purchase, and accordingly, the acquired assets and liabilities were recorded at their estimated fair market values as of the acquisition date. Tekisco's results of operations have been included since the date of acquisition. In connection with the acquisition, the Company recorded intangible assets amounting to $1,107,000, of which $575,000 was expensed in fiscal 1995 as a write-off of in-process research and development. In fiscal 1996, the Company recorded an additional $2.0 million of contingent consideration from a commission agreement related to the purchase resulting in a direct increase in intangible assets. See Note 4 of Notes to the Consolidated Financial Statements.

The Company's operating results have fluctuated significantly in the past and will fluctuate significantly in the future. The Company anticipates that factors continuing to affect its future operating results will include the cyclicality of the semiconductor industry and the markets served by the Company's customers, the timing of significant orders, patterns of capital spending by customers, the proportion of direct sales and sales through distributors, the proportion of international sales to net sales, changes in pricing by the Company, its competitors, customers or suppliers, market acceptance of new and enhanced versions of the Company's products, the mix of products sold, financial systems, procedures and controls, discounts, credit terms, the timing of new product announcements and releases by the Company or its competitors, delays, cancellations or rescheduling of orders due to customer financial difficulties or otherwise, the Company's ability to produce systems in volume and meet customer requirements, changes in overhead absorption levels due to changes in the number of systems manufactured, political and economic instability and lengthy sales cycles. Gross margins have varied and will continue to vary materially based on a variety of factors including the mix and average selling prices of systems sales, the mix of revenues, including service and support revenues, and the costs associated with new product introductions and enhancements and the customization of systems. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing systems, which would also materially adversely affect the Company's business, financial condition and results of operations. The Company has expended significant resources with respect to the development and ramp up of production and commercial shipments of four products introduced in fiscal 1995, the Strata, the VHP, the PEP and the 2106 LPCVD. Gross margins in fiscal 1996 decreased from the level attained in fiscal 1995, in part, due to startup inefficiencies associated with these introductions and sales, competitive pricing pressures, changes in product mix, including lower margin products sold by the Company's LCD division in Japan, and other factors. In addition, sales and earnings for the last half of fiscal 1996 were materially adversely impacted by the current semiconductor business slowdown and, while the Company has and is continuing to manage its expenses to partially offset this


14  GASONICS INTERNATIONAL

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


loss of income from the decline in revenue, it is anticipated that this slowdown in the industry will continue into next fiscal year and will continue to have a material adverse affect on the Company's future revenues and operating results.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                  YEARS ENDED SEPTEMBER 30,
                                             1996           1995           1994
--------------------------------------------------------------------------------

Net sales                                   100.0%         100.0%         100.0%

Cost of sales                                50.7           43.2           43.1
--------------------------------------------------------------------------------
Gross margin                                 49.3           56.8           56.9
--------------------------------------------------------------------------------

Operating expenses:
Non-recurring charges                          --             .6             .9
Research and development                     14.2           12.1            9.0
Selling, general and administrative          25.2           24.6           25.3
--------------------------------------------------------------------------------
Total operating expenses                     39.4           37.3           35.2
--------------------------------------------------------------------------------
Operating income                              9.9           19.5           21.7
Other income (expense):
Interest expense                               --             --           (.2)
Interest and other income                      .8            1.1             .6

Gain on sale of investment                     .1            4.6            1.4
--------------------------------------------------------------------------------
Income before provision
  for income taxes                           10.8           25.2           23.5

Provision for income taxes                    3.8            9.4            8.6
--------------------------------------------------------------------------------
Net income                                    7.0%          15.8%          14.9%
--------------------------------------------------------------------------------

NET SALES. Net sales consist of revenues from system sales, spare part and upgrade sales and maintenance. Net sales increased 53.2% from $66.6 million in fiscal 1994 to $102.0 million in fiscal 1995 and increased 24.5% to $127.0 million in fiscal 1996. During these periods, demand for the Company's photoresist removal systems, specifically the Company's L3500 series of advanced dry chemistry processing systems, and more recently, the Company's new PEP dual chamber platform, increased as the Company's customers equipped new or expanded facilities, resulting in certain instances in multiple system purchases by major customers, including new customers. Net sales have also increased as a result of greater acceptance of the Company's products for photoresist removal in the manufacturing of advanced ICs. The increase in fiscal 1996 revenue over fiscal 1995 is also due to sales of LPCVD systems from the Company's LCD operation in Japan that was acquired in August 1995. Revenues from sales of spare parts, upgrades and maintenance also increased due to a greater number of retrofits to older systems in the Company's installed base and an increase in maintenance revenues resulting from a larger number of systems in the installed base. As the Company's systems have become more complex, the Company believes that its customers may increasingly rely on its expertise for service and support.

As a result of the current semiconductor business slowdown, the Company experienced significant delays of new orders and rescheduling of existing orders which materially adversely affected sales for the last half of fiscal 1996 and is expected to materially adversely impact future sales. Sales of single chamber photoresist removal products were materially adversely affected by the business slowdown, while new products, including the PEP, the VHP and LPCVD systems for flat panel display manufacturing increased as a percentage of sales during this period.

International sales, which are predominantly to customers based in Europe, Asia Pacific and Japan accounted for approximately 41%, 40% and 54% of total net sales in fiscal 1994, 1995 and 1996, respectively. During fiscal 1994, the Company began to increase it sales, marketing and service activities in Japan, Asia Pacific and in the United Kingdom. The Company continued to invest significant resources in international markets, particularly in Japan, Korea, Singapore, Taiwan, France, Italy and the United Kingdom to increase its market presence in Japan, Asia Pacific and in Europe. The Company's percentage of international sales may fluctuate from period to period, but the Company anticipates that international sales will continue to account for a significant portion of net sales in fiscal 1997.

GROSS MARGIN. The Company's gross margin as a percentage of net sales was 56.9% in fiscal 1994, 56.8% in fiscal 1995 and decreased to 49.3% in fiscal 1996. The gross margin rate in fiscal 1995 was virtually unchanged from that of fiscal 1994 as startup inefficiencies on new products were offset, in part, by improved manufacturing efficiencies related to higher production volume of mature products and a favorable product mix, specifically in sales of the L3500 series products which carry higher selling prices and gross margins. The decrease in gross margin for fiscal 1996 is attributable to several factors, including a less favorable product mix which is, in part, due to a product shift from higher margin, more mature products to newly introduced products, which typically have lower margins due to inefficiencies during initial stages of production and sales of flat panel display equipment from the Company's LCD division in Japan. The Company's flat panel display equipment has significantly lower gross margins than its photoresist removal systems. Additionally, gross margins have been negatively impacted by an increase in field service costs related to the building of worldwide direct service and new product support capability and due to the underabsorption of manufacturing costs resulting from reduced manufacturing activity in the last half of fiscal 1996 resulting from the current industry business slowdown. The Company's gross margin as a percentage of net sales has been, and will continue to be, affected by a variety of factors, including the mix and average selling prices of products sold and the costs to manufacture, service and support of new product introductions and enhancements. The Company expects that its anticipated gross margin next fiscal year will continue to be adversely impacted by inefficiencies associated with new product introductions, continued increase in sales of lower margin flat panel display equipment products from the Company's LCD division


                                                      GASONICS INTERNATIONAL  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


in Japan, competitive pricing pressures, changes in product mix and other factors including those referred to above.

NON-RECURRING CHARGES. The Company incurred an expense in fiscal 1994 of $612,000 related to the write-off of a non-compete agreement with a former officer of the Company (see Note 11 of Notes to the Consolidated Financial Statements). In the fourth quarter of fiscal 1995, the Company recorded a non-recurring charge of $575,000 for the write-off of in-process research and development associated with the acquisition of certain of Tekisco's products as they had not achieved technological feasibility and, in management's opinion, had no probable alternative future use (see Note 4 of Notes to the Consolidated Financial Statements).

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries, project materials, consultant fees and other costs associated with the Company's research and development efforts. Research and development expenses as a percentage of net sales increased from 9.0% in fiscal 1994 to 12.1% in fiscal 1995 and to 14.2% in fiscal 1996. In absolute dollars, expenses increased from $6.0 million in fiscal 1994 to $12.3 million in fiscal 1995 and to $18.0 million in fiscal 1996. The absolute dollar increase in fiscal years 1995 and 1996 compared to fiscal 1994 is primarily attributable to the hiring of additional personnel, an increase in services performed by consultants and project material costs required to support ongoing and new product development, including customer specification and customization of current products, the PEP product development program and numerous factory automation designs to improve wafer handling at customers' facilities. To a lessor extent, research and development expenses increased in fiscal 1995 due to the redeployment of certain engineers from manufacturing to engineering. Additionally, fiscal 1996 includes $1.4 million in research and development expenses associated with the Company's LCD division which was acquired in August 1995. The Company anticipates that research and development expenses may increase in absolute dollars in fiscal 1997 due, in part, to the anticipated significant continued investment in new product development.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $16.8 million in fiscal 1994 to $25.1 million in fiscal 1995 and to $32.0 million in fiscal 1996. As a percentage of net sales, selling, general and administrative expenses decreased from 25.3% in fiscal 1994 to 24.6% in fiscal 1995 and increased to 25.2% in fiscal 1996. The increase in absolute dollars from fiscal 1994 to fiscal 1995 was primarily due to the additional costs to support increases in sales levels and further expansion of the Company's operations overseas. Specifically, expenses increased in fiscal 1995 for employee and third-party commissions and overall employee compensation relating to the hiring of new personnel, principally in marketing and sales, including the expansion of operations in Europe and Asia Pacific. Additionally, the increase in fiscal 1995 reflected a full year of expenses associated with the employee incentive program and costs connected with operating a publicly-traded company. The increase in selling, general and administrative expenses from fiscal 1995 to fiscal 1996 was principally due to an increase in the number of employees, primarily in sales and marketing, increased third party commissions in connection with higher international sales and a full year of expenses associated with the operations of the LCD division in Japan. A significant component of selling, general and administrative expenses is third party commissions which are payable on a significant portion of the overseas business. This expense can fluctuate significantly depending on the mix of domestic versus foreign sales in any period. Although the Company has taken steps to manage its spending due to the uncertainties of the current business climate, it anticipates that the current level of selling, general and administrative spending will continue and may increase in absolute dollars in fiscal 1997 due in part to an anticipated higher concentration of sales in foreign locations that are subject to third party commissions.

OTHER INCOME (EXPENSE). Other income and expense consists primarily of interest expense, interest income and gain on sale of stock of a third party. Interest expense in fiscal 1994 was primarily attributable to the indebtedness incurred in connection with the acquisition of IPC in February 1991. The decrease in interest expense in fiscal 1995 from fiscal 1994 reflects the repayment of the outstanding promissory note related to the IPC acquisition following the Company's initial public offering in March 1994. The increase in interest and other income from fiscal 1994 to fiscal 1995 principally reflects interest income received on increased investments in marketable securities that resulted from the proceeds received from the sale of Common Stock in the Company's initial and secondary public offerings in March 1994 and 1995 and cash provided from operating activities. Interest and other income decreased from fiscal 1995 to fiscal 1996 primarily due to a decline in interest income resulting from a decrease in the Company's investments in marketable securities, cash and cash equivalents that were used to fund operating activities.

Net income for fiscal 1994, fiscal 1995 and fiscal 1996 was favorably impacted by sales of a portion of the shares held by the Company in a corporation that were received in exchange for technology and certain services rendered in fiscal 1990. The Company realized pretax gains in fiscal years 1994, 1995 and 1996 of approximately $956,000, $4.7 million and $143,000, respectively, from these sales. See Note 8 of Notes to the Consolidated Financial Statements.

PROVISION FOR INCOME TAXES. The Company's effective tax rate was 36.6%, 37.3% and 35.0% in fiscal 1994, 1995 and 1996, respectively. The increase in the fiscal 1995 effective tax rate over fiscal 1994 principally resulted from an increase in the statutory rate, a decrease in benefit from the Company's foreign sales corporation due to a slightly lower percentage of international sales and losses incurred at certain foreign operations against which the Company provided a valuation allowance as

16  GASONICS INTERNATIONAL

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


their realizability was not likely. These decreases in benefits were partially offset by an increase in tax benefits due to an increase in tax exempt interest income from the Company's marketable securities. The decrease in the fiscal 1996 from the fiscal 1995 tax rate resulted primarily from the benefit derived from the Company's foreign sales corporation due to the increase in international sales during fiscal 1996, as well as from benefits derived from research and development credits and from tax exempt income from certain marketable securities. In the past, the Company has derived significant benefits from research and development tax credits, and, to the extent such credits may be unavailable to the Company in the future, the Company's effective tax rate could increase.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1996, cash, cash equivalents and marketable securities decreased by $10.7 million to $25.9 million at September 30, 1996 from $36.6 million at September 30, 1995. Operations provided cash of approximately $9.0 million and $6.4 million in fiscal 1994 and 1995, respectively, and used approximately $4.3 million in fiscal 1996. Investing activities utilized cash of approximately $.9 million, $7.4 million and $7.0 million in fiscal 1994, 1995 and 1996, respectively, for the acquisition of property and equipment, and $2.4 million for the acquisition of Tekisco in 1995. Investing activities also used cash of approximately $8.1 million in fiscal 1994 and $18.5 million in fiscal 1995 for the purchase of marketable securities and in fiscal 1996, provided cash of approximately $13.4 million from the sale of securities. In fiscal 1994, financing activities provided cash of approximately $12.0 million primarily from the net proceeds of $15.4 million from the Company's sale of common stock in the Company's initial public offering in March 1994, partially offset by the retirement of the long-term debt related to notes payable to Emerson of approximately $3.0 million. In fiscal 1995, financing activities provided $14.0 million principally related to the sale of common stock in the Company's secondary public offering in March 1995 and in connection with the employee stock purchase plan, partially offset by borrowings of $2.9 million in connection with the Company's acquisition of Tekisco. Financing activities in fiscal 1996 provided cash of $2.1 million from the sale of stock under the Company's stock plans.

At September 30, 1996, the Company had working capital of approximately $59.2 million. Accounts receivable increased to $23.0 million from $17.0 million at the end of fiscal 1995 primarily due to a disproportionately higher percentage of sales late in the fourth quarter of fiscal 1996 and longer credit terms related to receivables in Japan. Inventories increased from $19.1 million at the end of fiscal 1995 to $26.8 million at the end of fiscal 1996 due principally to the purchase of materials needed to support the anticipated demand of the new PEP system, a rescheduling of existing orders and, to a lesser extent, an increase in spare parts inventory at the Company's newly established parts depots located in Singapore and Holland to support increased sales levels. The Company expects future inventory levels to fluctuate from period to period, and believes that because of the relatively long manufacturing cycle of its equipment, its investment in inventories will continue to require a significant portion of working capital. As a result of such investment in inventories, the Company may be subject to an increasing risk of inventory obsolescence, which could materially adversely affect the Company's operating results.

At September 30, 1996, the Company's principal sources of liquidity consisted of approximately $11.8 million of cash and cash equivalents, $14.1 million in marketable securities, and $15.0 million available under the Company's unsecured working capital line of credit with Union Bank which was entered into on March 4, 1996. A commercial letter of credit provision of $500,000 and a foreign exchange contract provision of $1.0 million is also provided under the line of credit. Available borrowing under the credit line is reduced by the amount of outstanding letters of credit. This line of credit contains certain covenants, including covenants relating to financial ratios and tangible net worth which must be maintained by the Company. As of September 30, 1996, except for $69,193 outstanding under the letter of credit provision, there were no borrowings under this line, and the Company was in compliance with its bank covenants. The line of credit bears interest at the lower of 1.75% above the bank's adjusted Libor-rate or at the bank's reference rate (8.25% at September 30, 1996) and expires in February 1997 (see Note 5 of Notes to the Consolidated Financial Statements). The Company's wholly-owned Japanese subsidiary, GaSonics International Japan KK, has an outstanding loan of 270 million yen (equivalent to approximately
$2.5 million in U.S. dollars at September 30, 1996) from the Bank of Tokyo against a promissory note which is secured by a Letter of Guarantee issued by the Company. The loan carries an interest rate of 1.625% per annum and is due and payable on January 31, 1997. The primary purpose of the loan was to fund the purchase of the Company's LCD division in Japan which was acquired in August 1995.

The Company believes that anticipated cash flows from operations, funds available under its existing revolving line of credit facility and existing cash, cash equivalents and marketable securities will be sufficient to meet the Company's cash requirements during the next twelve months. Beyond the next twelve months, the Company may require additional equity or debt financing to address its working capital or capital equipment needs. There can be no assurance that additional financing will be available when required or, if available, will be on reasonable terms.


                                                      GASONICS INTERNATIONAL  17

CONSOLIDATED BALANCE SHEETS


                                                                                                   SEPTEMBER 30,
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                                 1996           1995
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                 $11,774        $ 7,595
   Marketable securities                                                                      14,135         29,004
   Trade accounts receivable, net of allowance for doubtful accounts of $611 in 1996
      and $369 in 1995                                                                        23,032         16,974
   Inventories                                                                                26,817         19,123
   Prepaid and deferred income taxes                                                           3,451          2,190
   Prepaid expenses and other current assets                                                   3,204          1,802
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                    82,413         76,688
-------------------------------------------------------------------------------------------------------------------
Property and Equipment:
   Furniture and fixtures                                                                        741            344
   Machinery and equipment                                                                    10,807          6.510
   Leasehold improvements                                                                      3,762          2,934
-------------------------------------------------------------------------------------------------------------------
                                                                                              15,310          9,788
   Less - Accumulated depreciation and amortization                                           (3,735)        (1,853)
-------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                              11,575          7,935
-------------------------------------------------------------------------------------------------------------------
Deposits and Other Assets                                                                      2,442            744
-------------------------------------------------------------------------------------------------------------------
      Total assets                                                                           $96,430        $85,367
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Note payable                                                                              $ 2,455        $ 2,894
   Accounts payable                                                                            7,318          7,343
   Income taxes payable                                                                        1,100          1,393
   Accrued liabilities                                                                        12,316          9,928
-------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                               23,189         21,558
-------------------------------------------------------------------------------------------------------------------
Long-term Liabilities:
   Deferred rent                                                                                 552            621
Commitments (Note 9)
Stockholders' Equity:
   Preferred stock, $0.001 par value: Authorized shares - 2,000,000                               --             --
   Common stock, $0.001 par value: Authorized shares - 20,000,000
      Outstanding shares - 13,472,276 and 13,229,541                                              13             13
   Additional paid-in capital                                                                 31,400         29,455
   Unrealized gain on investments                                                                902          2,376
   Note receivable from stockholder                                                              (65)          (165)
   Retained earnings                                                                          40,439         31,509
-------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                              72,689         63,188
-------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                             $96,430        $85,367
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



18  GASONICS INTERNATIONAL

                                           CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                            1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $127,043       $102,047       $ 66,590
Cost of sales                                                                  64,417         44,117         28,725
-------------------------------------------------------------------------------------------------------------------
   Gross margin                                                                62,626         57,930         37,865
Operating expenses:
   Non-recurring charges                                                           --            575            612
   Research and development                                                    18,006         12,346          5,983
   Selling, general and administrative                                         32,019         25,067         16,820
-------------------------------------------------------------------------------------------------------------------
   Total operating expenses                                                    50,025         37,988         23,415
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                            12,601         19,942         14,450
Other income (expense):
   Interest expense                                                               (64)           (10)          (162)
   Interest and other income, net                                               1,058          1,095            367
   Gain on sale of investment                                                     143          4,700            956
-------------------------------------------------------------------------------------------------------------------
   Income before provision for income taxes                                    13,738         25,727         15,611
   Provision for income taxes                                                   4,808          9,601          5,721
-------------------------------------------------------------------------------------------------------------------
Net income                                                                   $  8,930      $  16,126       $  9,890
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net income per share                                                          $  0.65        $  1.21        $  0.87
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Weighted average common and common equivalent shares                           13,644         13,285         11,372
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                                      GASONICS INTERNATIONAL  19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                  UNREALIZED         NOTE
                                                 COMMON STOCK        ADDITIONAL      GAIN ON   RECEIVABLE                     TOTAL
                                           -----------------------      PAID-IN   MARKETABLE         FROM    RETAINED  STOCKHOLDERS'
(IN THOUSANDS, EXCEPT SHARE DATA)              SHARES       AMOUNT      CAPITAL   SECURITIES  STOCKHOLDER    EARNINGS        EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993                10,438,313          $11      $   253       $   --        $  --     $ 8,154       $ 8,418
   Issuance of common stock from
      initial public offering               2,025,000            1       15,066           --           --          --        15,067
   Issuance of stock under employee
      stock purchase plan                      28,266           --          196           --           --          --           196
   Issuance of common stock under
      stock option plan                       588,016           --          484           --         (340)         --           144
   Forgiveness of note receivable
      from stockholder                             --           --           --           --           75          --            75
   Repurchase of common stock                (937,500)          --           (8)          --           --        (412)         (420)
   Net income                                      --           --           --           --           --       9,890         9,890
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994                12,142,095           12       15,991           --         (265)     17,632        33,370
   Issuance of common stock from
      secondary offering                    1,110,000            1       12,494           --           --          --        12,495
   Issuance of stock under employee
      stock purchase plan                     100,529           --          754           --           --          --           754
   Issuance of common stock under
      stock option plan                        26,917           --          219           --           --          --           219
   Forgiveness of note receivable
      from stockholder                             --           --           --           --          100          --           100
   Unrealized gain on marketable
      securities                                   --           --           --        2,376           --          --         2,376
   Repurchase of common stock                (150,000)          --           (3)          --           --      (2,249)       (2,252)
   Net income                                      --           --           --           --           --      16,126        16,126
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                13,229,541           13       29,455        2,376         (165)     31,509        63,188
   Issuance of stock under employee
      stock purchase plan                     197,510           --        1,708           --           --          --         1,708
   Issuance of common stock under
      stock option plan                        45,225           --          237           --           --          --           237
   Forgiveness of note receivable
      from stockholder                             --           --           --           --          100          --           100
   Change in unrealized gain on
      marketable securities                        --           --           --       (1,474)          --          --        (1,474)
   Net income                                      --           --           --           --           --       8,930         8,930
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                13,472,276          $13      $31,400       $  902        $ (65)    $40,439       $72,689
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



20  GASONICS INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS)                                                                   1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                                $  8,930       $ 16,126       $  9,890
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation and amortization                                             2,901            770            401
      Amortization of negative goodwill                                            --             --            (20)
      Provision for doubtful accounts                                             242            179            239
      Rent expense greater (less) than rent payments                              (69)           (43)           127
      Forgiveness of note receivable from stockholder                             100            100             75
      Write-off of in-process research and development                             --            575             --
      Gift of stock to employees                                                   --            111             --
      Sale of fixed assets                                                      1,254             --             --
   Changes in Assets and Liabilities:
      Accounts receivable                                                      (6,300)        (7,586)        (2,915)
      Receivables from related party                                               --             --             58
      Inventories                                                              (7,694)       (10,275)           205
      Prepaids and other current assets                                        (3,479)        (1,581)          (661)
      Deposits and other assets                                                (l,697)          (123)           (10)
      Accounts payable                                                            (26)         3,796            407
      Income taxes payable                                                       (293)         1,077         (1,213)
      Accrued liabilities                                                       2,260          3,242          2,374
      Note payable                                                               (439)            --             --
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) operating activities                  (4,310)         6,368          8,957
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchases of available-for-sale securities                                 (55,097)       (90,499)            --
   Proceeds from sales of available-for-sale securities                        68,492         71,970             --
   Increase in marketable securities                                               --             --         (8,099)
   Purchases of property and equipment                                         (6,979)        (4,965)          (903)

   Payment for purchase of Tekisco, net of cash acquired                           --         (2,409)           --
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) investing activities                   6,416        (25,903)        (9,002)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from note payable to bank                                              --          2,894          2,220
   Payments of note payable to bank                                                --             --         (2,220)
   Principal payments under capital lease obligations                              --             --            (60)
   Proceeds from issuance of common stock                                       2,073         13,357         15,407
   Repurchase of common stock from stockholder                                     --         (2,252)          (420)
   Payment of long-term debt                                                       --             --         (2,968)
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                              2,073         13,999         11,959
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            4,179         (5,536)        11,914
Cash and cash equivalents at beginning of period                                7,595         13,131          1,217
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                   $ 11,774       $  7,595       $ 13,131
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                                      GASONICS INTERNATIONAL  21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996


1.  ORGANIZATION AND OPERATIONS OF THE COMPANY:

GaSonics International Corporation (the "Company") is a developer and supplier of products and services used in the fabrication of advanced integrated circuits ("semiconductors" or "ICs") and flat panel displays ("FPDs"). The Company markets its products in the United States, Europe and the Asia Pacific region primarily to large semiconductor and liquid crystal manufacturing concerns. The Company is subject to a number of risks including, but not limited to, volatility in the semiconductor markets and the related demand for semiconductor equipment and the risk of inventory obsolescence resulting from new product developments by competitors.

In October 1995, the Company declared a three-for-two stock split in the form of a 50% stock dividend paid on November 20, 1995. All common and common equivalent shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock split.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and branches after elimination of intercompany accounts and transactions.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

FISCAL YEAR

The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Friday closest to September 30. Fiscal 1996, fiscal 1995 and fiscal 1994 contain fifty-two weeks. For external reporting purposes, the Company indicates its fiscal period as ending on September 30.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Cash paid for interest, including amounts paid under capital lease obligations, and domestic and foreign income taxes was as follows (in thousands):

                                                  YEARS ENDED SEPTEMBER 30,
                                              1996           1995           1994
--------------------------------------------------------------------------------
Interest                                    $   41         $   10         $  188
Income taxes                                $6,188         $8,732         $5,941
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INVESTMENTS IN MARKETABLE SECURITIES

Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments are classified as available-for-sale and are stated at fair value. The Company's investments in debt securities mature at various dates through June 1998.

The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for the instruments.

The components of available-for-sale securities by major security type as of September 30, 1996 and 1995 are as follows (in thousands):

                                                                           GROSS
                                                        AGGREGATE     UNREALIZED
                                         AMORTIZED           FAIR        HOLDING
FISCAL 1996                                   COST          VALUE          GAINS
--------------------------------------------------------------------------------
Corporate debt securities                 $  2,050        $ 2,050        $    --
Debt securities issued by states of
   the United States and political
   subdivisions of the states               11,183         11,183             --
Equity securities                               --            902            902
--------------------------------------------------------------------------------
                                          $ 13,233       $ 14,135        $   902
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                           GROSS
                                                        AGGREGATE     UNREALIZED
                                         AMORTIZED           FAIR        HOLDING
FISCAL 1995                                   COST          VALUE          GAINS
--------------------------------------------------------------------------------
Corporate debt securities                 $  4,500       $  4,500        $    --
Debt securities issued by states of
   the United States and political
   subdivisions of the states               24,504         24,504             --
Equity securities                               --          2,376          2,376
--------------------------------------------------------------------------------
                                           $29,004        $31,380         $2,376
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


22  GASONICS INTERNATIONAL

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 1996


Proceeds from sales of available-for-sale securities, excluding the Company's equity securities which are discussed in Note 8, were approximately $68.5 million in fiscal 1996 and $72.0 million in fiscal 1995. Gross realized gains on those sales were approximately $22,000 in fiscal 1996 and $12,000 in fiscal 1995. The Company used specific identification as the cost basis in computing realized gains. The net unrealized holding gain on available-for-sale securities has been included as a separate component of stockholders' equity.

REVENUE RECOGNITION AND PRODUCT WARRANTY

Product revenue is recognized upon transfer of title and risk of loss to the customer. For substantially all of the Company's product sales, this occurs upon product shipment. The Company provides for the estimated costs of installation and warranty at the time of sale. Maintenance and service revenues account for less than 10% of net sales and are recognized as the related work is performed.

MAJOR CUSTOMERS

One customer accounted for 11%, 20% and 26% of net sales for each of fiscal years 1996, 1995 and 1994, respectively. One other customer accounted for 10% of net sales in fiscal 1994.

SOFTWARE DEVELOPMENT COSTS

SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Amounts qualifying for capitalization under the statement are immaterial and have not been capitalized to date.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing costs. Inventory is valued at currently adjusted standards which approximate actual costs on a first-in, first-out basis.

The Company provides inventory reserves for excess, obsolete, damaged or lost inventory. The process of estimating required inventory reserves is judgmental and is based on a number of factors which require input and discussion among various members of management. Such factors include changes in customer demand, changes in technology and other economic factors.

Inventories consisted of the following (in thousands):

                                                               SEPTEMBER 30,
                                                             1996           1995
--------------------------------------------------------------------------------
Raw materials                                             $12,985        $ 7,492
Work-in-process                                             7,648          7,656
Finished goods                                              6,184          3,975
--------------------------------------------------------------------------------
                                                          $26,817        $19,123
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are generally depreciated over the estimated useful lives of the assets (four to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Assets acquired under capital leases are recorded at the present value of the related lease obligations and amortized on a straight-line basis over the related lease term.

OTHER ACCRUED LIABILITIES

Other accrued liabilities included the following (in thousands):

                                                                SEPTEMBER 30,
                                                             1996           1995

Warranty                                                 $  2,916         $2,377
Sales commissions                                           2,526            647
Employee compensation                                       2,514          4,041
Accrued purchase price                                      1,261             --
Other                                                       3,099          2,863
--------------------------------------------------------------------------------
                                                          $12,316         $9,928
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NET INCOME PER SHARE

Net income per share data has been computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options computed using the treasury stock method.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, foreign translation and exchange gains and losses, which have not been material, are reflected in the accompanying consolidated statements of operations.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution evaluated as highly creditworthy. Concentration of credit risk with respect to trade receivables exists because the Company's revenues are derived primarily from the sale of photoresist removal equipment to companies in the semiconductor industry. The Company performs ongoing credit evaluation of its customers and generally does not require collateral.


                                                      GASONICS INTERNATIONAL  23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996


EFFECT ON RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This pronouncement requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is to be recognized when the sum of undiscounted cash flows is less than the carrying amount of the asset. Measurement of the loss for assets that the entity expects to hold and use are to be based on the fair market value of the asset.

The Company adopted SFAS No. 121 effective October 1, 1996, and believes there will be no material impact on the results of operations or financial condition of the Company.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". The disclosure requirements of SFAS No. 123 are effective as of the beginning of the Company's 1997 fiscal year. The Company does not expect the new pronouncement to have an impact on its results since the intrinsic value-based method prescribed by APB Opinion No. 25, and also allowed by SFAS No. 123, will continue to be used.

3.  GEOGRAPHIC AREA DATA:

The Company's operations by geographical area for the three years ended September 30 were as follows (in thousands):


                                            UNITED                         OTHER
1996                                        STATES          JAPAN        FOREIGN   ELIMINATIONS   CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
REVENUES:

   Domestic                              $  58,967       $  7,904       $  1,791          $  --       $ 68,662
   Exports Europe                           23,788             --             --             --         23,788
   Exports Asia Pacific                     30,554             --             --             --         30,554
   Exports Japan                             4,039             --             --             --          4,039
   Intercompany                              1,212          1,496          4,744         (7,452)            --
--------------------------------------------------------------------------------------------------------------
Total revenues                            $118,560       $  9,400       $  6,535       $ (7,452)      $127,043
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Operating income (loss)                  $  12,055       $   (292)      $    835       $      3       $ 12,601
Identifiable assets                      $  86,458       $  9,250       $  1,935       $ (1,213)      $ 96,430
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

                                            UNITED                         OTHER
1995                                        STATES          JAPAN        FOREIGN   ELIMINATIONS   CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
REVENUES:

   Domestic                               $ 60,845       $      8         $  201          $  --       $ 61,054
   Exports Europe                           19,885             --             --             --         19,885
   Exports Asia Pacific                     18,832             --             --             --         18,832
   Exports Japan                             2,276             --             --             --          2,276
   Intercompany                                 --             --            965           (965)            --
--------------------------------------------------------------------------------------------------------------
Total revenues                            $101,838       $      8       $  1,166       $   (965)      $102,047
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Operating income (loss)                   $ 20,334       $   (539)      $    147       $     --       $ 19,942
Identifiable assets                       $ 80,876       $  4,040       $    451       $     --       $ 85,367
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

                                            UNITED                         OTHER
1994                                        STATES          JAPAN        FOREIGN   ELIMINATIONS   CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
REVENUES:

   Domestic                               $ 39,342       $     --       $     --       $     --      $  39,342
   Exports Europe                           15,427             --             --             --         15,427
   Exports Asia Pacific                     11,821             --             --             --         11,821
   Intercompany                                 --             --             --             --             --
--------------------------------------------------------------------------------------------------------------
Total revenues                            $ 66,590       $     --       $     --       $     --      $  66,590
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Operating income                          $ 14,450       $     --       $     --       $     --      $  14,450
Identifiable assets                       $ 43,682       $     --       $     --       $     --      $  43,682
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


24  GASONICS INTERNATIONAL

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 1996


In fiscal 1994, the Company had not established foreign subsidiaries; therefore, no foreign sales are shown in the table above.

The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating income (loss) and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

Intercompany sales between areas are accounted for based on established intercompany sales prices.

Operting income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income is net of corporate engineering and development and administrative expenses.

Corporate assets include assets maintained for general purposes, principally cash equivalents and short-term investments.

4.  ACQUISITION OF TEKISCO:

In August 1995, the Company purchased the net assets, intellectual property and all of the outstanding stock of Tekisco, Ltd., a Japanese-based supplier of low-pressure chemical vapor deposition systems for flat panel display manufacturing, which is now known as its Liquid Crystal Display ("LCD") division, for cash of approximately $2.4 million and contingent consideration of approximately $2.0 million. The contingent consideration was based on specified future events, including the attainment of certain sales levels and the provision of marketing and sales services to be provided by Kishimoto Sangyo Co. Ltd, the company from which Tekisco was acquired. In fiscal 1996, the Company determined that such contingencies were met or were likely to be met and recorded the full $2.0 million of the contingent consideration as additional goodwill. The related liability, net of amounts paid in fiscal 1996, was accrued at September 30, 1996. In February 1996, the LCD division was merged with the Company's wholly-owned subsidiary, GaSonics International Japan.

The acquisition was accounted for as a purchase, and the results of Tekisco from the date of acquisition forward have been recorded in the Company's consolidated financial statements. In connection with the acquisition, net intangibles of $3.1 million were acquired, including the $2.0 million contingent consideration recorded in fiscal 1996, of which $575,000 is reflected as a one-time charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The one-time charge is reflected in the Company's consolidated statement of operations as a non-recurring charge within operating expenses in fiscal 1995. The remaining intangibles, net of accumulated amortization of approximately $815,000 and the write-off of in-process research and development of $575,000, are included in deposits and other assets in the accompanying balance sheet and are being amortized over the useful life of five years.

The purchase price, including the amounts payable under the commission agreement, was allocated to the fair market value of net assets acquired as follows (in thousands):

Accounts receivable                                                   $      57
Inventory                                                                   176
Prepaid expenses                                                             46
Property and equipment, net                                               1,875
Other assets                                                                 49
Intangibles, including in-process
   research and development                                               3,107
Accounts payable and accrued liabilities                                   (901)
-------------------------------------------------------------------------------
   Net assets acquired                                                  $ 4,409
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The following unaudited pro forma information shows the results of operations for the twelve months ended September 30, 1995 and 1994 as if the acquisition had occurred at the beginning of each period presented. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of each of the respective periods presented or of future operations of the combined companies. The pro forma results for 1995 combine the Company's results for the twelve-month period ended September 30, 1995 with the results of Tekisco, for the same period through the date of acquisition. The proforma results for 1994 combine the Company's results for the twelve month period ended September 30, 1994 with Tekisco's results for the same period. The following unaudited pro forma results include the straight-line amortization of intangibles over a period of five years

(in thousands, except per share data):
                                                             YEARS ENDED
                                                             SEPTEMBER 30,

                                                            1995           1994
-------------------------------------------------------------------------------
Revenue                                                 $104,628        $68,098
Net income                                              $ 15,286        $ 7,811
Net income per share                                    $   1.18        $  0.69
Weighted average common and common
   equivalent shares outstanding                          13,285         11,372
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

5.  LINE OF CREDIT AGREEMENT:

The Company has an unsecured $15,000,000 revolving line of credit agreement (the "Agreement") with a bank which expires on February 28, 1997. There were no borrowings outstanding under the Agreement as of September 30, 1996. At the option of the Company, borrowings bear interest at the lower of 1.75% above the bank's adjusted Libor-rate or at the bank's reference rate (8.25% at September 30, 1996). The line of credit agreement contains provisions that limit the ability of the Company to pay cash dividends and require the maintenance of specified levels of tangible net worth and certain financial ratios. The Company was in compliance with the financial covenants of the Agreement as of September 30, 1996.


                                                      GASONICS INTERNATIONAL  25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996


Under the Agreement, the Company may also request standby letters of credit not to exceed $500,000. As of September 30, 1996, there were letters of credit outstanding in the amount of $69,163.

6.  NOTE PAYABLE:

In August 1995, the Company's wholly-owned subsidiary in Japan, GaSonics International Japan, K.K., borrowed 270 million yen (equivalent to approximately $2.5 million U.S. dollars as of September 30, 1996) from the Bank of Tokyo against a promissory note which was secured by a Letter of Guarantee issued by the Company. The loan bears an interest rate of 1.625% per annum and is due and payable on January 31, 1997. The primary purpose of the loan was to fund the purchase of Tekisco (see Note 4-Acquisition of Tekisco). The Company intends to enter into a new loan agreement or extend the term of the existing loan prior to the due date, however, there can be no assurance that such financing will be available when required or, if available, will be on reasonable terms.

7.  INCOME TAXES:

The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to accounting for income taxes.

The provision (credit) for income taxes consisted of the following (in thousands):

                                                 YEARS ENDED SEPTEMBER 30,
                                             1996           1995           1994
CURRENT
   Federal                                 $4,528        $ 8,464         $4,899
   State                                      518          1,628          1,103
-------------------------------------------------------------------------------
      Total current                         5,046         10,092          6,002
-------------------------------------------------------------------------------

PREPAID
   Federal                                   (211)          (437)          (228)
   State                                      (27)           (54)           (53)
-------------------------------------------------------------------------------
      Total prepaid                          (238)          (491)          (281)
-------------------------------------------------------------------------------
   Provision for income taxes              $4,808        $ 9,601         $5,721
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The provision (benefit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate of 35.0% in fiscal years 1996 and 1995 and 34.5% in fiscal 1994, as follows:

                                                  YEARS ENDED SEPTEMBER 30,
                                             1996           1995           1994

Statutory Federal tax rate                   35.0%          35.0%          34.5%
State income taxes, net                       4.0            4.8            5.0
Foreign sales corporation                    (1.8)          (1.3)          (2.0)
Research and
   development credit                        (2.7)          (2.2)          (2.3)
Tax exempt income                            (2.0)          (1.2)            --
Other                                         2.5            2.2            1.4
-------------------------------------------------------------------------------
   Provision for income taxes                35.0%          37.3%          36.6%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The major components of the net deferred tax asset are as follows: (in thousands):

                                                               SEPTEMBER 30,
                                                            1996           1995
-------------------------------------------------------------------------------
Inventory reserves                                        $2,176         $1,154
Accrued warranty                                           1,085            867
Deferred rent                                                207            180
Accrued vacation                                             256            296
Other temporary differences                                  533            523
-------------------------------------------------------------------------------
Deferred tax asset                                         4,527          3,020
Deferred tax liabilities                                   (806)          (830)
-------------------------------------------------------------------------------
   Total net deferred tax asset                           $3,451         $2,190
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

8.  INVESTMENT IN IPEC:

During fiscal 1990, the Company and Integrated Process Equipment Corporation ("IPEC") entered into an agreement in which the Company received 294,600 shares of IPEC Class A common stock in exchange for certain services and technology. In fiscal 1996, 1995 and 1994, the Company sold 5,000, 136,927 and 98,000 shares of IPEC common stock, respectively, and realized pretax gains of $143,000, $4.7 million and $956,000, respectively, which is reported in Other Income (Expense) in the accompanying Consolidated Statement of Operations. The Company has classified the remaining 54,673 shares it holds as available-for-sale under SFAS No. 115 and has recorded an Unrealized Gain on Investment of $902,000 which is reported in Stockholders' Equity in the accompanying Consolidated Balance Sheets as of September 30, 1996.


26  GASONICS INTERNATIONAL

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                                              SEPTEMBER 30, 1996


9.  COMMITMENTS:

The Company leases its facilities and certain machinery and equipment under operating lease agreements that expire at various dates through June 2005. Minimum commitments under the non-cancelable leases as of September 30, 1996 were as follows (in thousands):

FISCAL YEAR

1997                              $1,724
1998                               1,571
1999                               1,240
2000                                 321
2001                                  20
Thereafter                            76
----------------------------------------
                                  $4,952
----------------------------------------
----------------------------------------

Rent expense was approximately $2.0 million, $1.2 million and $1.0 million for the years ended September 30, 1996, 1995 and 1994, respectively.

The Company's lease agreement for one of its facilities provides for the deferral of three months cash rental payments in fiscal 1990 and subsequent scheduled rent increases. Rent expense under this agreement is being recognized on a straight-line basis over the term of the lease. The difference between the amounts paid and the amounts expensed is classified as deferred rent in the accompanying Consolidated Balance Sheets.

10.  INCENTIVE STOCK OPTION PLANS AND STOCK PURCHASE PLAN:

In November 1993, the Company's President and Chief Executive Officer (the "President") exercised options to purchase an aggregate of 566,665 shares of common stock at $0.60 per share, with a 5% interest bearing promissory note payable to the Company in the amount of $340,000. In January 1994, the Board of Directors authorized a special bonus program for the President, pursuant to which $100,000 of the principal of the note will be forgiven upon his completion of each calendar year of service to the Company from January 1, 1994 through January 1, 1997. Accordingly, $300,000 of the loan will be amortized to compensation expense over this period. In fiscal years 1996 and 1995, $100,000 of the loan and in fiscal 1994, $75,000 of the loan was amortized to compensation expense, respectively.

1994 STOCK OPTION/STOCK ISSUANCE PLAN

During fiscal 1994, the Board adopted, and the stockholders subsequently approved, the 1994 Stock Option/Stock Issuance Plan (the "1994 Stock Option Plan") and authorized a total of 1,450,000 shares for issuance under the Plan. The 1994 Stock Option Plan replaces the Company's 1985 Stock Option Plan and the Company's 1988 Stock Option Plan which have both been terminated. During fiscal 1996, the Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 750,000 shares for issuance under the Plan.

The 1994 Stock Option Plan is divided into three separate components: i) the Discretionary Option Grant Program under which key employees (including officers) and consultants may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date, ii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to the nonemployee Board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of the option shares on the grant date, and iii) the Stock Issuance Program under which key employees (including officers) and consultants may be issued shares of common stock directly, either through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services or the Company's attainment of financial objectives. In no event may the aggregate number of shares of common stock for which any individual participating in the 1994 Plan may be granted stock options and direct stock issuances exceed 825,000 shares over the term of the Plan. Options granted under the Discretionary and Automatic Option Grant Programs have a maximum term of ten years and generally vest over periods of one to five years from the date of grant, at the discretion of the Plan Administrator. For 1995 and 1994, there were 8,917 and 16,350 shares issued, respectively, under the 1994 Stock Option Plan. There were no stock issuances in fiscal 1996.

In August 1996, holders of the Company's options were given the opportunity to exchange previously granted stock options for new common stock options. Option holders, excluding non-employee directors of the Company, who held an outstanding stock option with an exercise price in excess of $7.25 per share were granted a new option with an exercise price of $7.25 per share, the market price of the common stock on that date, in exchange for his or her higher-priced option. Each optionee was given the choice of accepting the new option with a new four year vesting schedule and having the higher-priced option


                                                      GASONICS INTERNATIONAL  27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996


canceled or rejecting the new option and retaining the higher-priced option with its original vesting schedule. Under the terms of the new options, one-quarter of the shares vest one year from the date of grant and the remaining shares vest in 36 monthly installments. Options to purchase 416,725 shares were exchanged. Option and stock issuance activity under the 1994 Stock Option Plan was as follows:


                                                                          OPTIONS OUTSTANDING
                                                           SHARES      ------------------------
                                                        AVAILABLE      NUMBER OF          PRICE
                                                        FOR GRANT         SHARES      PER SHARE
-----------------------------------------------------------------------------------------------
Balance at
   January 1994 (inception of the 1994 Plan)              700,000             --             --
      Additional options authorized                       750,000             --             --
      Stock issuances                                     (16,350)            --             --
      Granted                                            (769,500)       769,500   $ 7.17- 9.67

-----------------------------------------------------------------------------------------------
Balance at
   September 30, 1994                                     664,150        769,500     7.17- 9.67
      Stock issuances                                      (8,917)            --             --
      Granted                                            (344,925)       344,925    10.67-19.33
      Exercised                                                --        (18,000)    7.20- 8.67
      Canceled                                             40,675        (40,675)    7.20-16.33
-----------------------------------------------------------------------------------------------
Balance at
   September 30, 1995                                     350,983      1,055,750     7.17-19.33
      Additional options authorized                       750,000             --             --
      Granted                                          (1,002,325)     1,002,325     7.25-20.00
      Exercised                                                --        (45,225)    9.13-14.38
      Canceled                                            505,580       (505,580)    7.20-20.00
-----------------------------------------------------------------------------------------------
Balance at
   September 30, 1996                                     604,238      1,507,270   $ 7.20-20.00
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

As of September 30, 1996, options to purchase 301,695 shares are vested and exercisable.

1985 AND 1988 STOCK OPTION PLANS

Option activity under the 1985 and 1988 plans were as follows:


                                                                          OPTIONS OUTSTANDING
                                                           SHARES      ------------------------
                                                        AVAILABLE      NUMBER OF          PRICE
                                                        FOR GRANT         SHARES      PER SHARE
-----------------------------------------------------------------------------------------------
Balance at
   September 30, 1993                                     184,999       576,666           $0.60
      Terminated                                         (184,999)            --             --
      Exercised                                                --       (571,666)          0.60
      Canceled                                                 --         (5,000)          0.60
-----------------------------------------------------------------------------------------------
Balance at
   September 30, 1994                                          --             --             --
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


As of September 30, 1996, there were no options outstanding under the 1985 and 1988 Stock Option Plans.


1994 EMPLOYEE STOCK PURCHASE PLAN

The Company's 1994 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on January 27, 1994 and approved by the stockholders in March 1994. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of common stock, at semiannual intervals, through their periodic payroll deductions under the Purchase Plan. The Company had initially reserved 300,000 shares of Common Stock for issuance under the Purchase Plan. During fiscal 1996, the Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 400,000 shares of Common Stock under the Purchase Plan.

Participants in the Purchase Plan may purchase shares at 85% of the lower of i) the fair market value of the common stock on the participant's entry date into the offering period or ii) the fair market value on the semi-annual purchase date. The Purchase Plan will in all events terminate on December 31, 2003.
Of the 700,000 shares reserved for the 1994 Employee Stock Purchase Plan, 326,305 shares were purchased as of September 30, 1996.

11.  RELATED PARTY TRANSACTIONS:

STOCK REPURCHASE AND PAYABLE TO RELATED PARTY

In November 1993, in connection with the anticipated retirement of a then Senior Vice President (the "Vice President") of the Company and pursuant to a prior arrangement, the Company and its President each purchased 937,500 shares of common stock from the Vice President for an aggregate purchase price of $421,875 each. The Company and its President each paid the Vice President $62,500 in cash and each issued promissory notes to the Vice President for the balance of $359,375. The Company also loaned its President the $62,500 down payment pursuant to an agreement approved by the Board of Directors under which the President may borrow up to $350,000 at an interest rate equal to Bank of America's prime rate plus 1%. The promissory note for $359,375 was repaid in April 1994 following the Company's initial public offering and the loan of $62,500 plus accrued interest was repaid in full by the President in September 1994.

The Company also agreed to pay the Vice President $612,000, ratably over a 48-month period, in exchange for a covenant not to compete for four years. The entire amount of this payment was charged to operating expenses in fiscal year 1994 as management had been advised by its legal counsel that it is probable that the covenant not to compete is unenforceable under California law. As such, management determined that the realizability of the covenant is impaired. The entire amount due under this agreement was paid in April 1994 following the Company's initial public offering.



28  GaSonics International

                                           REPORT OF INDEPENDENT PUBLIC ACCOUNTS



TO GASONICS INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of GaSonics International Corporation (a Delaware Corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GaSonics International Corporation and subsidiaries as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

San Jose, California
November 4, 1996


                                                      GASONICS INTERNATIONAL  29

CORPORATE INFORMATION



BOARD OF DIRECTORS

Monte M. Toole
CHAIRMAN,
GASONICS INTERNATIONAL

Dave Toole
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
GASONICS INTERNATIONAL

Kenneth L.  Schroeder
PRESIDENT,
KLA INSTRUMENTS

F. Joseph Van Poppelen
THE VAN POPPELEN COMPANY



EXECUTIVE OFFICERS

Dave Toole
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Terry R. Gibson
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

Ralph Kerns
VICE PRESIDENT, TECHNOLOGY

Jeannine P. Sargent
VICE PRESIDENT, MARKETING AND CUSTOMER TECHNOLOGY

Avner Shelem
VICE PRESIDENT, GENERAL MANAGER, ENGINEERING AND OPERATIONS

Pascal Didier
VICE PRESIDENT, WORLDWIDE SALES AND CUSTOMER SUPPORT



CORPORATE HEADQUARTERS

GaSonics International Corporation
2540 Junction Avenue
San Jose, CA  95134-1909
Telephone: (408) 325-1200



THE ANNUAL MEETING

The Annual Meeting of stockholders will be held on March 3, 1997 at Techmart, 5201 Great America Parkway, Santa Clara, California. Those unable to attend the Annual Meeting are invited to address questions and comments to Terry Gibson at the Company's Corporate Headquarters.

FORM 10-K

Stockholders who wish to receive, without charge, a copy of the Company's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission may do so by writing to the Financial Relations Board, 180 Montgomery Street, Suite 1050, San Francisco, California, 94104.

STOCK MARKET INFORMATION

GaSonics International Common Stock is traded on The Nasdaq National Market System under the symbol GSNX.

During fiscal 1996, the following securities firms acted as market makers of GaSonics International Common Stock:

Montgomery Securities, Inc.    Hambrecht & Quist, Inc.    Knight Securities
Herzog, Heine, Geduld, Inc.    Troster Singer Corp.       Mayer & Schweitzer Inc.
Sherwood Securities Corp.      Everen Securities Inc.     Nash Weiss/Shatkin Investments
Garden State Securities        Bear Stearns & Co. Inc.    Kaufman Brothers
G.V.R. Company


The following table gives trading ranges for the Company's Common Stock during fiscal 1996, and a calendar of quarterly closings for fiscal 1997.

                                STOCK TRADING RANGE,       QUARTER CLOSING DATE,
QUARTER                         FISCAL 1996                FISCAL 1997
--------------------------------------------------------------------------------
First                           $10.25-$24.50              December 27, 1996
Second                          $ 8.75-$13.88              March 28, 1997
Third                           $ 9.25-$15.13              June 27, 1997
Fourth                          $ 6.63-$11.00              September 26, 1997

TRANSFER AGENT & REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Glendale, CA  91204-2991
Telephone: (818) 502-1404

INVESTOR RELATIONS COUNSEL

The Financial Relations Board
180 Montgomery Street  Suite 1050, San Francisco, CA  94104
Telephone (415) 986-1591

INDEPENDENT AUDITORS

Arthur Andersen LLP
River Park Tower
333 West San Carlos Street  Suite 1500, San Jose, CA  95110-2710

LEGAL COUNSEL

Brobeck, Phleger & Harrison LLP
Two Embarcadero Place, 2200 Geng Road, Palo Alto, CA  94303

GaSonics-Registered Trademark- is a registered trademark of GaSonics International Corporation.

All other trademarks are the property of their respective owners.-C- 1997 GaSonics International Corporation. All rights reserved.



Designed and Produced by Jacobs Fulton Design Group, Palo Alto, CA


30  GASONICS INTERNATIONAL