Form 10-K, Exhibit 13
period 1997-09-30
GASONICS INTERNATIONAL CORP
filed 1997-12-23
CIK 918647

                                   GASONICS



             GaSonics International Corporation 1997 Annual Report

[Contains black box covering page.  Page is otherwise  blank]

GaSonics International
is the world leader in
Integrated Clean-TM- solutions:
an expanding and
increasingly critical
phase of semiconductor
manufacturing.

Geometries are
shrinking.



[Graphic of arrow head]



As device geometries shrink below
 .25-MICRON-, the danger increases that
unwanted materials can adversely affect
semiconductor performance and
production yield.

Wafers are
getting larger.



[Graphic of man w/blue circle]



Expanding wafer sizes dramatically
increase the number of finished
semiconductor devices that
can be damaged by interlayer
residues.

And the number
of layers
is increasing.



[Graphic of woman and colored circles]



As material layers increase,
the number and kind of potentially
damaging residues and unwanted
materials increase as well.

Removing unwanted
materials from the etched
wafer is a more challenging
and fragmented process
than ever. GaSonics cuts
through the complexity with
advanced process technology
and integrated solutions.

GaSonics International
helps semiconductor
manufacturers achieve
fundamental goals: higher
yield, higher throughput,
reduced environmental
impact and lower cost
per wafer.

The fundamental
benefits of
Integrated Clean.


[Graphic of man with circle]

c - Cost

y - Yield

t - Throughput

e - Environmental Impact

Clean technologies
are proliferating.



[Graphic of woman and numbered boxes]



Manufacturing processes between etch
and deposition are proliferating as
existing processes fragment and new
ones emerge. GaSonics International
is meeting emerging challenges with
innovative clean technologies.

Readying Tomorrow's
Technologies


GaSonics International has been part of the semiconductor industry's growth and evolution since the beginning. The Company's products have been used to manufacture each new generation of the industry's cutting edge products, including every generation of advanced microprocessors. Today we continue to lead our served market with advanced technology, superior engineering and world-class service and support.

GaSonics International is a dominant player in the world market for photoresist removal equipment, used in the process step immediately following the etching of semiconductor wafers. From this leadership position GaSonics recognizes the challenges ahead. Processes for cleaning wafer surfaces, including photoresist removal, are becoming segmented as manufacturers introduce new materials. New cleaning processes must be developed to remove tougher residues from smaller areas. And all the process steps between etch and deposition must be managed more effectively to improve production yields and reduce the cost per wafer.

GaSonics International is now developing advanced process technologies to address these manufacturing challenges. With our long-term customer relationships, proven R&D expertise and established market position, GaSonics International continues to provide technology leadership in one of the world's most important industries.

Integrating Clean
Solutions Between Etch
and Deposition

Higher performance. Smaller size. Lower cost. To maintain the relentless pace of Moore's Law, semi-conductor manufacturers must continually increase their productivity. GaSonics International offers a key solution set with the introduction of Integrated Clean-TM-. With this initiative, we are extending our advanced photoresist removal technology and integrating it with new process technologies, to address more of our customers' needs for material removal between etch and deposition.

Until recently, wafer cleaning processes were physically separate, employed multiple user interfaces, and fought each other for space in crowded, expensive wafer fabrication facilities. Then GaSonics created the PEP-TM-platform, the industry's first Integrated Clean solution for wafer manufacturing. The PEP system gives customers higher throughput, improved time to market, flexibility to mix and match different cleaning technologies in a single machine, and a graphical user interface that remains stable as new technologies are brought to the PEP platform.

Customers responded immediately to these important productivity benefits, making the PEP system the fastest-ramping new product in the Company's history. The PEP system also benefits GaSonics, because it reduces product development time for new 200 mm manufacturing solutions that fit into the PEP platform.

We are already applying our Integrated Clean philosophy to 300 mm wafers, expected to be an industry standard at the turn of the century. The result: the Millennia-TM- platform, designed to allow semiconductor manufacturers to operate even more productively in the new millennium.

GaSonics International
integrates clean
technologies.



[Graphic of woman dancing by numbered boxes]



GaSonics International leads the industry with Integrated Clean solutions that flexibly combine multiple process technologies into compact, high-performance platforms that enable high-throughput manufacturing of future generations of semiconductors.

GaSonics meets its
customers' needs,
worldwide.



[Graphic of man w/flag]



GaSonics International operates locally
in the world's important semiconductor
manufacturing countries, and continues
to build a world-class international
infrastructure.

Delivering Integrated
Clean Solutions to
a Global Market


GaSonics International complements its platform and technology leadership with an expanding international infrastructure that delivers the Company's solutions to customers around the world. Our international organization includes sales and service offices in strategic locations in Europe, Japan, Korea, Singapore, Taiwan and North America.

GaSonics International provides committed customer service both globally and locally. For example, our Strategic Spares Network is designed to deliver spare parts to any customer manufacturing site in the world in a matter of hours, not days. At the same time, GaSonics engineering personnel can be found at customer sites throughout the world, working day by day to implement, maintain and enhance the Company's solutions.

When VLSI Research Inc. asked 37,000 semiconductor manufacturing managers throughout the world to identify the suppliers that served them best last year, GaSonics International once again won the prestigious VLSI 10 BEST Award in its industry segment. This award recognizes the quality of the Company's technology, the reliability of its products, and the organization that delivers them.

To Our
Stakeholders



[Graphic of flag]


                    Fiscal 1997 was a productive year for GaSonics International despite the semiconductor industry's downturn. We have long been the technology leader in photoresist removal, the semiconductor manufacturing process step following etch, and during fiscal 1997 we began extending our capabilities further along the process spectrum that connects etch to deposition.

Our ability to integrate fragmented, complex process between etch and deposition is a significant benefit to our customers, which include most of the major microprocessor, DRAM and logic manufacturers around the world. As these companies approach the .18-MICRON- 300 mm era early in the next millennium, they are looking to us for technology leadership, productivity improvements and responsive global support. We're delivering all three, with our directional downstream technology, our development of integrated process platforms, and our world-class international infrastructure.

All three of these strategic advantages contributed to the strong market acceptance of our integrated PEP platform, which in fiscal 1997 became the fastest-ramping new product in the Company's history. In fact, the PEP system contributed 60% of total revenues in the fourth fiscal quarter, just one year after volume shipments began. The PEP system gives us a stable, common platform that accelerates our introduction of new technologies and capabilities. This in turn helps us enter new markets and increase productivity for our customers. We have already announced our next breakthrough platform, the Millennia system, which will integrate etch-to-deposition process steps in 300 mm manufacturing.

For the year, revenues were $121.3 million, the second-highest total in the Company's history behind the $127.0 million in revenues posted in fiscal 1996. Fiscal year earnings were $5.2 million, or $0.36 per share, excluding a provision for an uncollectible account receivable and a gain on sale of stock of a third party. Net income, excluding the items mentioned previously, grew quarter over quarter throughout the year, and we continued to achieve excellent balance in our revenue mix, both geographically and between the logic and memory markets. We broadened our international market leadership by penetrating important new accounts, most notably in Taiwan, one of Asia's strongest and most stable regional markets, where we took the lead position for photoresist removal systems. We also kept up the pace of product development, to expand our opportunities as the overall semiconductor manufacturing equipment market shows signs of improvement.

Integrated Clean Solutions
Between Etch and Deposition

For our customers, integrated platforms enable higher manufacturing throughput, more effective use of limited space in fabrication facilities, and faster incorporation of new technology. Our PEP system delivers all these benefits for the fabrication of 200 mm wafers, and it is qualified for manufacturing processes down to .18-MICRON-. During fiscal 1997 we increased PEP throughput by 20% and added significant enhancements, including support for Standard Machine Interface (SMIF), as well as advanced automation techniques which improve factory utilization.

Our Millennia platform, introduced in the fourth fiscal quarter, is designed to distinguish us even more clearly as the Integrated Clean leader. The Millennia combines four different process stations sharing the same downstream microwave source and the same easy-to-use software interface. It's designed for the industry's highest-throughput 300 mm wafer manufacturing at and below .25-MICRON-. We anticipate that I300I, a semiconductor manufacturing consortium that includes more than a dozen of our customers, will qualify the Millennia platform for .25-MICRON- applications in 1998.

With common platforms, we now can mix and match process technologies to provide Integrated Clean solutions between etch and deposition. One of the defining features of GaSonics platforms is the reduction of toxic chemical processing in Integrated Clean solutions. This in turn reduces the environmental impact of semiconductor manufacturing and lowers the cost of doing business for our customers. I believe all GaSonics International stakeholders should be proud of this aspect of our work. Cleaner manufacturing is certainly good for our customers, and it's vital to the health of our planet.

Readying Tomorrow's
Technologies

The coming generations of semiconductors are challenging manufacturers at a fundamental level. Smaller device geometries, larger wafers, and more layers per wafer all put downward pressure on yield -- which translates directly to reduced profitability. GaSonics is delivering the advanced process technologies manufacturers need to achieve high yields in a complex, changing technological domain.

I have already mentioned our historic core competency in photoresist removal, an area where our down-stream microwave technology gives us an important edge over competitors employing less advanced plasma-based technologies. We provide our customers higher throughput and higher yields with photoresist removal, and we will continue to extend our mastery of this complex, fundamental process technology.

Many of the PEP systems we sold in fiscal 1997 included a chamber for post-etch residue removal, a process technology we anticipated would grow in importance as semiconductor manufacturing technology evolves below
 .35-MICRON-. The higher density plasmas and more complex chemistries used in advanced etching require more effective cleaning before the subsequent deposition of a new wafer layer, and residue removal will continue to grow in importance as customers move through .25-MICRON- to .18-MICRON-. We expect that PEP revenues related to residue removal will continue to grow as a percentage of sales in fiscal 1998.

We're also preparing a set of emerging process technologies that we believe will become critical at .18-MICRON- -- an inflection point for new manufacturing materials and processes. One of the future challenges we are already addressing in the laboratory is the increasing depth of the extremely small holes, known as vias, in device interconnect layers. New process technologies will be required to clear vias of residues that impact yield and performance, and we are progressing well with several new techniques that address this need. I expect also that new manufacturing materials and processes will create opportunities for us to provide additional solutions for mask removal and preparation before deposition. During fiscal 1997, we established an advanced interconnect development group to focus on these and other market opportunities as they evolve.

Strengthening our International
Infrastructure

One of GaSonics International's greatest strengths lies in our existing relationships with customers around the world. Our platform and technology roadmaps are designed to meet our customers' existing and future needs; continued development of our international infrastructure enables us to meet those needs locally, on a global basis.

Our long-term strategy has always been to enter new geographic markets with distribution relationships and then to shift to direct operations when we are established in the region. In fiscal 1997, we reached that transition point in Korea, Singapore and Taiwan. In Japan, our successful liquid-crystal display (LCD) manufacturing equipment division is poised to take over Japanese sales and drive marketing of our semiconductor manufacturing systems as well; I expect this transition to be complete early in calendar 1998. The one exception to our direct distribution strategy continues to be Teltec GmbH, our German distributor of 26 years, which consistently delivers outstanding performance.

At the heart of GaSonics International's infrastructure is our R&D organization, which drives our platform and technology efforts. We plan to grow our R&D investment in absolute dollars over the next few years, and to aggressively recruit the engineering talent we will need to extend our existing technology leadership. Our outstanding R&D organization is well complemented by a worldwide service and support team that during the year helped GaSonics International earn two of our industry's highest awards.

For the second straight year we received the VLSI Research Inc. 10 BEST Award in our industry category. In addition, National Semiconductor Corporation presented us with its first-ever Gold Award in its Quest for Gold supplier quality program. I should point out that both awards acknowledge the quality of our service and support on an international basis. We were also pleased to receive recognition for the PEP 3510A, chosen by the editors of SEMICONDUCTOR INTERNATIONAL magazine as one of the year's best products. Congratulations to everyone who helped us earn these awards.

Looking Ahead

In fiscal 1998, we will aggressively drive the technology, platform and business execution roadmaps described earlier in this letter. I have stressed throughout the previous few years the importance of establishing sound and efficient business processes throughout the Company. In combination with strong management these processes help us stay focused on doing exactly what we have to do under whatever market conditions apply. In the coming year, we intend to focus on four key initiatives: extending our global leadership in the photoresist removal market; qualifying our integrated Millennia platform; developing new, next-generation Integrated Clean technologies; and converting to 100% direct operations in Japan.

I believe that in fiscal 1998, the market outlook should become clearer for our LCD systems and our innovative, vertical high-pressure (VHP) system. One potential opportunity lies in low thermal budget applications in the manufacture of high speed logic devices. Another opportunity for VHP lies in the manufacture of oxynitride transistor gates in .18-MICRON-semiconductors. This would constitute an entirely new market for the Company, but it's one I'm confident we have the technology to tackle effectively. Also in fiscal 1998, we anticipate continued revenue and earnings growth for our LCD business in Japan, based on the number of customers that have designed our systems into upcoming production processes.

Turning to the semiconductor market as a whole, we see the expansion in production capacity for logic devices that began in calendar 1997 continuing in 1998. We believe that the DRAM market will follow a year later. Based on our long experience with the cyclical semiconductor manufacturing market, we took our financial and organizational medicine early in the down cycle. Now we're ready, willing, and able to accelerate our growth and reap the rewards of our product and infrastructure investments. I want to thank all our customers, employees, vendors and stockholders for their support and contributions during this period, and I look forward to reporting to you on our progress in the coming year.

Sincerely,

/s/ DAVE TOOLE

DAVE TOOLE
President and
Chief Executive Officer

[Graphic of man in suit]

GaSonics International is
positioned to outpace
market growth.



[Graphic of man running in suit next to a clock]



As semiconductor manufacturing capacity
once again increases, GaSonics
International is ready to leverage its
strong customer relationships and
technology leadership.

With its platform / process
technologies and
business systems in place,
GaSonics International
continues to lead the
market for Integrated Clean
solutions between etch
and deposition.

Financial Statements



[Graphic of man in sitting on stool below an equation]

Selected Financial Data                               22

Management's Discussion and Analysis of
Financial Condition and Results of Operations         23

Consolidated Balance Sheets                           28

Consolidated Statements of Operations                 29

Consolidated Statements of Stockholders' Equity       30

Consolidated Statements of Cash Flows                 31

Notes to the Consolidated Financial Statements        32

Report of Independent Public Accountants              43

Selected Financial Data

-------------------------------------------------------------------------------------------------------------------------------
                                                                             Years ended September 30,
                                                      -------------------------------------------------------------------------
(in thousands, except per share amounts)                   1997          1996           1995            1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Operations:

Net sales                                                $121,256      $127,043        $102,047        $66,590         $41,882

Gross margin                                               53,964        62,626          57,930         37,865          21,509

Operating income                                            2,780        12,370          19,942         14,450           5,777

Net income(1)(2)                                            3,007         8,930          16,126          9,890           3,512

Net income per share(1)(2)                               $   0.21      $   0.65        $   1.21        $  0.87         $  0.34

Balance Sheet:

Cash, cash equivalents and
  marketable securities                                  $ 24,884      $ 25,909        $ 36,599        $21,230         $ 1,217

Working capital                                            62,971        59,224          55,130         32,129           9,467

Total assets                                              104,382        96,430          85,367         43,682          20,083

Long-term debt, less current portion                           --            --              --             --           1,807

Stockholders' equity                                     $ 79,193      $ 72,689        $ 63,188        $33,370         $ 8,418
-------------------------------------------------------------------------------------------------------------------------------
Quarterly 1997
Unaudited (in thousands, except per share data)                             1st             2nd            3rd             4th
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $ 29,686        $ 29,592        $30,126         $31,852

Gross margin                                                             12,662          13,187         13,574          14,541

Operating income (loss)                                                   1,374           1,735         (2,574)          2,245

Net income (loss)(1)                                                        929           1,281           (764)          1,561

Net income (loss) per share(1)                                         $   0.07        $   0.09        $ (0.06)        $  0.11

Price range per share                                              $6.88-$12.63   $10.25-$19.62   $8.13-$15.63   $12.63-$23.06
-------------------------------------------------------------------------------------------------------------------------------
Quarterly 1996
Unaudited (in thousands, except per share data)                             1st             2nd            3rd             4th
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $ 33,782        $ 36,997        $29,058         $27,206

Gross margin                                                             18,505          19,973         13,182          10,966

Operating income (loss)                                                   6,418           6,225            859          (1,132)

Net income (loss)(2)                                                      4,354           4,270            774            (468)

Net income (loss) per share(2)                                         $   0.32        $   0.32        $  0.06         $ (0.03)

Price range per share                                             $10.25-$24.50    $8.75-$13.88   $9.25-$15.13    $6.63-$11.00
-------------------------------------------------------------------------------------------------------------------------------

(1) Net income for the third quarter and year ended September 30, 1997 includes a $2.9 million or $0.20 per share after tax write-off of an uncollectible account receivable due from a customer in Thailand (See Note 2 to the Consolidated Financial Statements) and also includes a non-operating after tax gain of approximately $790,000 or $0.05 per share realized from the sale of stock from a third party (see Note 8 of Notes to the Consolidated Financial Statements).

(2) Net income for the third quarter and year ended September 30, 1996 includes a non-operating after tax gain of approximately $93,000 or $0.01 per share realized from the sale of stock from a third party (see Note 8 of Notes to the Consolidated Financial Statements).

STOCK AND DIVIDEND INFORMATION. The Company has one class of stock outstanding, its Common Stock, which has a par value of $.001 per share. The Company's Common Stock is traded on The Nasdaq National Market under the symbol "GSNX." The price range per share is the highest and lowest closing prices as reported by The Nasdaq National Market.

    In October 1995, the Company declared a three-for-two stock split in the form of a 50% stock dividend paid on November 20, 1995. All share and per share amounts have been restated to give effect to the stock split.

    The Company has not paid cash dividends on its Common Stock since inception, and its Board of Directors presently plans to reinvest the Company's earnings in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of Common Stock in the foreseeable future. Additionally, certain financial covenants set forth in the Company's bank line of credit limit the Company's ability to pay cash dividends. On September 30, 1997, the Company had approximately 150 stockholders of record and approximately 3,219 beneficial stockholders.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


With the exception of historical facts, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, future sales, gross margins, the anticipated increase in inventories and operating expenses and the sufficiency of financial resources to support operations, and are subject to the Safe Harbor provisions created by that statute. Such statements are based on current expectations that involve inherent risks and uncertainties, including those discussed below and under the heading "Additional Risk Factors" in the Company's 1997 Annual Report on Form 10-K and in the last paragraph of this Overview, that could cause actual results to differ materially from those expressed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to any forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The Company is a leading developer and supplier of a portfolio of products and services used in the fabrication of advanced integrated circuits ("ICs") and flat panel displays ("FPDs"). The Company's products consist of photoresist removal systems, residual removal systems, isotropic etch systems and high-pressure furnaces for the semiconductor industry and low-pressure chemical vapor deposition systems ("LPCVD") for the flat panel display industry. In addition, the Company provides spare parts and upgrades, as well as maintenance and support services.

The Company's operating results have fluctuated significantly in the past and will fluctuate significantly in the future. The Company anticipates that factors continuing to affect its future operating results will include the cyclicality of the semiconductor industry and the markets served by the Company's customers, the timing of significant orders, patterns of capital spending by customers, the relative proportions of direct sales and sales through distributors, the proportion of international sales to net sales, changes in pricing by the Company, its competitors, customers or suppliers, market acceptance of new and enhanced versions of the Company's products, the mix of products sold, financial systems, procedures and controls, discounts, the timing of new product announcements and releases by the Company or its competitors, delays, cancellations or rescheduling of orders due to customer financial difficulties or otherwise, the Company's ability to produce systems in volume and meet customer requirements, the ability of any customer to finance its purchases of the Company's equipment, changes in overhead absorption levels due to changes in the number of systems manufactured, political and economic instability and lengthy sales cycles. Gross margins have varied and will continue to vary materially based on a variety of factors including the mix and average selling prices of systems sales, the mix of revenues, including service and support revenues, and costs associated with new product introductions and enhancements and the customization of systems. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing systems, which would also materially adversely affect the Company's business, financial condition and results of operations. The Company has expended significant resources with respect to the development, and ramp up of production and commercial shipments of four products introduced in fiscal 1995, the Strata, the VHP, the PEP and the 2106 LPCVD. Gross margins in fiscal 1996 and 1997 decreased from the level attained in fiscal 1995, in part, due to startup inefficiencies associated with these introductions and sales, competitive pricing pressures, changes in product mix, from higher margin single chamber systems to lower margin dual chamber systems and an increase in lower margin products sold by the Company's LCD division in Japan, and other factors. In addition, sales and earnings for the last half of fiscal 1996 and for fiscal 1997 were materially adversely impacted by the current semiconductor business slowdown. While the Company has and is continuing to manage its expenses to partially offset this loss of income from the decline in revenue and gross margins, it is anticipated that this slowdown in the industry will continue into next fiscal year and will continue to have a material adverse affect on the Company's future revenues and operating results.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Results of Operations

The following table sets forth consolidated statements of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                   Years ended September 30,
                                                -------------------------------
                                                 1997         1996       1995
-------------------------------------------------------------------------------
Net sales                                        100.0%      100.0%      100.0%
Cost of sales                                     55.5        50.7        43.2
-------------------------------------------------------------------------------
Gross margin                                      44.5        49.3        56.8
-------------------------------------------------------------------------------
Operating expenses:
  Non-recurring charges                             --          --          .6
  Provision for uncollectible account (Note 2)     3.7          --          --
  Research and development                        14.4        14.2        12.1
  Selling, general and administrative             24.1        25.4        24.6
-------------------------------------------------------------------------------
  Total operating expenses                        42.2        39.6        37.3
-------------------------------------------------------------------------------
Operating income                                   2.3         9.7        19.5
Other income (expense):
  Interest expense                                 (.1)         --          --
  Interest and other income                         .6         1.0         1.1
  Gain on sale of investment                       1.0          .1         4.6
-------------------------------------------------------------------------------
Income before provision for income taxes           3.8        10.8        25.2
Provision for income taxes                         1.3         3.8         9.4
-------------------------------------------------------------------------------
Net income                                         2.5%        7.0%       15.8%
-------------------------------------------------------------------------------

NET SALES. Net sales consist of revenues from system sales, spare part and upgrade sales and maintenance. Net sales increased 24.5% from $102.0 million in fiscal 1995 to $127.0 million in fiscal 1996, and decreased 4.5% to $121.3 million in fiscal 1997. During these periods, demand for the Company's photoresist removal systems, specifically the Company's new PEP dual chamber platform systems, increased as the Company's customers equipped new or expanded facilities, resulting in certain instances, in multiple system purchases by major customers, including new customers. The slight decline in revenue in fiscal 1997 was due primarily to the general slowdown in incoming orders experienced by the capital equipment industry since March 1996. This slowdown was first evident in a slowdown of equipment purchases by major North American IC manufacturers in the spring of 1996 and eventually spread to nearly all types of IC manufacturers in nearly all geographic regions.

As a result of the semiconductor business slowdown, the Company experienced significant delays of new orders and rescheduling of existing orders which materially adversely affected sales for the last half of fiscal 1996 and all of fiscal 1997. Sales of single chamber ash/strip products were significantly adversely impacted by the business slowdown, partially offset by a significant increase in sales of PEP dual chamber systems. Approximately 50% of the Company's fiscal 1997 revenues were from PEP products, including both the photoresist removal and the post etch residue removal systems, as compared to less than 10% in fiscal 1996.

International sales, which are predominantly to customers based in Europe and Asia Pacific, accounted for approximately 40%, 54% and 55% of total net sales in fiscal 1995, 1996 and 1997, respectively. The Company continued to invest significant resources in international markets, particularly in Japan, Korea, Singapore, Taiwan, France, Italy, Ireland, Israel and the United Kingdom during fiscal 1997 in an attempt to increase its global market

Management's Discussion and Analysis of
Financial Condition and Results of Operations


share. The Company's growth in international revenues in fiscal 1996 and 1997 as compared to fiscal 1995 is due in part to the investments made in establishing a direct sales and service presence in Korea, Singapore, and Taiwan and increased sales of PEP systems. The Company's percentage of international sales may fluctuate from period to period, but the Company anticipates that international sales will continue to account for a significant portion of net sales in fiscal 1998. However, current Asian economic conditions may have a significant adverse impact on international revenues in fiscal 1998.

GROSS MARGIN. The Company's gross margin as a percentage of net sales was 56.8% in fiscal 1995, 49.3% in fiscal 1996 and 44.5% in fiscal 1997. The decrease in gross margin for fiscal years 1996 and 1997 was attributable to several factors, including significantly lower sales volume of the Company's more mature, higher margin single chamber systems, underutilization of the manufacturing and field service and support operations due to the semi-conductor industry slowdown and increased revenues from lower margin new products including PEP systems and flat panel display equipment. The Company's flat panel display equipment has significantly lower gross margins than its photoresist removal systems. The Company's gross margin as a percentage of net sales has been affected by a variety of other factors, including the mix and average selling prices of products sold and the costs to manufacture, service and support new product introductions and enhancements. The Company expects that its gross margin will continue to be materially adversely impacted by inefficiencies associated with new product introductions, sales of lower margin PEP and flat panel display systems, competitive pricing pressures, the general slowdown in the semiconductor industry, the economic troubles currently being experienced by many Asian countries, including some of the Company's major markets such as Japan, Korea and Taiwan, changes in product mix and other factors including those referred to above. The Company, however, will continue to focus on its gross margin improvement programs, including the introduction of new value-added applications, features and options on the PEP systems, targeted cost reduction programs and controlled spending.

NON-RECURRING CHARGES. In the fourth quarter of fiscal 1995, the Company recorded a non-recurring charge of $575,000 for the write-off of in-process research and development associated with certain products acquired as part of the Company's acquisition of Tekisco, Ltd. ("Tekisco") as they had not achieved technological feasibility and, in management's opinion, had no probable alternative future use (see Note 4 of Notes to the Consolidated Financial Statements).

PROVISION FOR UNCOLLECTIBLE ACCOUNT. In the third quarter of fiscal 1997, the Company recorded an expense of $4.5 million related to the write-off of an uncollectible account receivable (see Note 2 of Notes to the Consolidated Financial Statements).

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries, project materials, consultant fees and other costs associated with the Company's research and development efforts. Research and development expenses as a percentage of net sales increased from 12.1% in fiscal 1995 to 14.2% in fiscal 1996 and to 14.4% in fiscal 1997. In absolute dollars, research and development expenses increased from $12.3 million in fiscal 1995 to $18.0 million in fiscal 1996 and decreased to $17.4 million in fiscal 1997. The absolute dollar increase in fiscal year 1996 is primarily attributable to the hiring of additional personnel to support ongoing and new product development. The Company has maintained its research and development spending near pre-slowdown levels to continue critical programs, particularly the launch of the PEP platform and the support of the expanding number of available applications, development of the post etch residue removal applications, the development of the Millenia 300mm platform, the support of the LCD flat panel business and applications development of the VHP technology. The Company anticipates that research and development expenses will increase in absolute dollars in fiscal 1998 due, in part, to the anticipated significant continued investment in new product development.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $25.1 million in fiscal 1995 to $32.3 million in fiscal 1996 and decreased to $29.3 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased from 24.6% in fiscal 1995 to 25.4% in fiscal 1996 and decreased to 24.1% in fiscal 1997. Specifically, expenses increased in fiscal 1996 for employee and third-party commissions and overall employee compensation relating to the hiring of new personnel, principally in marketing and sales to support the expansion of operations in Europe and Asia Pacific. The decrease in selling, general and administrative expenses from fiscal 1996 to fiscal 1997 was principally due to lower third party commissions which are payable on a significant portion of the international sales and, to a lesser extent, to the reduction in headcount that occurred in the fourth quarter of fiscal 1996. Third party commissions can fluctuate significantly depending on the mix of domestic versus foreign sales in any period. The Company has built and is continuing to build a worldwide direct sales and support organization which is decreasing the Company's dependence on third party representatives for these services. Consequently, third party commissions in some regions have been eliminated or reduced. Although the Company has taken steps to manage its spending due to the uncertainties of the current business climate, it anticipates that the current level of selling, general, and administrative spending will increase in absolute dollars in fiscal 1998.

OTHER INCOME (EXPENSE). Other income and expense consists primarily of interest expense, interest income and gain on sale of stock of a third party. Interest and other income increased from fiscal 1995 to fiscal 1996 primarily due to interest income resulting from increased investments in marketable securities that resulted from the investment of proceeds received from the sale of Common Stock in the Company's secondary offering in March 1995. The increase in interest and other income from fiscal 1996 to fiscal 1997 was primarily due to the gain from the sale of stock of a third party offset in part by the decrease in interest income resulting from a significant use of cash during the first three quarters and increased interest expense pertaining to the borrowings by GaSonics International Japan K.K. under the credit facility.

Net income for fiscal 1995, fiscal 1996 and fiscal 1997 was favorably impacted by sales of a portion of the shares held by the Company in a corporation, which shares were received in exchange for technology and certain services rendered in fiscal 1990. The Company realized pretax gains in fiscal years 1995, 1996 and 1997 of approximately $4,700,000, $143,000 and $1,215,000, respectively, from these sales (see Note 8 of Notes to the Consolidated Financial Statements).

PROVISION FOR INCOME TAXES. The Company's effective tax rate was 37.3% in fiscal 1995 and 35.0% in fiscal years 1996 and 1997. The decrease in the tax rate for fiscal years 1996 and 1997 from fiscal 1995 resulted primarily from the benefit derived from the Company's foreign sales corporation due to the increase in international sales during fiscal 1996 and 1997 as compared to fiscal 1995, as well as from benefits derived from research and development credits and from tax exempt income from certain marketable securities. In the past, the Company has derived significant benefits from research and development tax credits, and, to the extent such credits may be unavailable to the Company in the future, the Company's effective tax rate could increase.

Liquidity and Capital Resources

During fiscal 1997, cash, cash equivalents and marketable securities decreased by $1.0 million to $24.9 million at September 30, 1997 from $25.9 million at September 30, 1996. Operations provided cash of approximately $6.4 million and $1.9 million in fiscal 1995 and 1997, respectively, and used cash of approximately $5.6 million in fiscal 1996. Investing activities utilized cash of approximately $7.4 million, $5.7 million and $5.9 million in fiscal 1995, 1996 and 1997, respectively, for the acquisition of property and equipment including $2.4 million for the acquisition of Tekisco in 1995. Capital spending in fiscal years 1996 and 1997 included approximately $2.0 million

Management's Discussion and Analysis of
Financial Condition and Results of Operations

and $2.8 million, respectively, for the purchase and installation of a new management information system. Investing activities used cash of approximately $18.5 million in fiscal 1995 for the purchase of marketable securities and provided cash in fiscal 1996 and fiscal 1997 of approximately $13.4 million and $1.7 million, respectively. In fiscal 1995, financing activities provided $14.0 million principally related to the sale of Common Stock in the Company's secondary public offering in March 1995 and in connection with an employee stock purchase plan, and borrowings of $2.9 million in connection with the Company's acquisition of Tekisco, partially offset by repurchases of Common Stock from an existing stockholder. Financing activities in fiscal 1996 and 1997 provided cash of $2.1 million and $3.9 million, respectively, primarily from the sale of stock under the Company's employee stock purchase program. In fiscal 1997, financing activities also included the repayment of a loan by the Company's subsidiary, GaSonics International Japan K.K., to the Bank of Tokyo-Mitsubishi in the amount of $2.5 million and the acquisition of a new credit facility with the same bank. At September 30, 1997 borrowings under this agreement totaled $2.0 million (see Notes 5 and 6 of Notes to the Consolidated Financial Statements).

At September 30, 1997, the Company had working capital of approximately $63.0 million. Accounts receivable increased to $28.3 million from $23.0 million at the end of fiscal 1996 primarily due to increased sales in the fourth quarter of fiscal 1997 compared to fiscal 1996 and longer credit terms related to receivables in Japan. Inventories remained relatively flat increasing from $26.8 million at the end of fiscal 1996 to $27.1 million at the end of fiscal 1997. The Company expects future inventory levels to fluctuate from period to period, and believes that because of the relatively long manufacturing cycle of its equipment, its investment in inventories will continue to require a significant portion of working capital. As a result of such investment in accounts receivable inventories, the Company may be subject to an increasing risk of inventory obsolescence and accounts receivable write-offs, which could materially adversely affect the Company's operating results.

At September 30, 1997, the Company's principal sources of liquidity consisted of approximately $13.3 million of cash and cash equivalents, $11.6 million in marketable securities, and $20.0 million available under the Company's unsecured working capital line of credit with Union Bank which was entered into on March 4, 1997. A commercial letter of credit provision of $500,000 and a foreign exchange contract provision of $1.0 million is also provided under the line of credit. Available borrowing under the credit line is reduced by the amount of outstanding letters of credit. This line of credit contains certain covenants, including covenants relating to financial ratios and tangible net worth which must be maintained by the Company. As of September 30, 1997, except for $69,193 outstanding under the letter of credit provision, there were no borrowings under this line, and management believes the Company was in compliance with its bank covenants. The line of credit bears interest at the lower of 1.5% above the bank's adjusted Libor-rate or at the bank's reference rate (8.5% at September 30, 1997) and expires in February 1998 (see Note 5 of Notes to the Consolidated Financial Statements). On May 1, 1997 the Company's wholly-owned Japanese subsidiary, GaSonics International Japan K.K., entered into a 300 million Japanese yen credit facility with the Bank of Tokyo-Mitsubishi against a promissory note which is secured by a letter of guarantee issued by the Company. The credit facility bears interest at 1.65% and expires in February 1998 (see Note 5 of Notes to the Consolidated Financial Statements). As of September 30, 1997, GaSonics International Japan K.K. had borrowed approximately 244 million Japanese yen (equivalent to approximately $2.0 million in U.S. dollars) under this credit facility.

The Company believes that anticipated cash flows from operations, funds available under its existing revolving line of credit, funds available under the credit facility and existing cash, cash equivalents and marketable securities will be sufficient to meet the Company's cash requirements during the next twelve months. Beyond the next twelve months, the Company may require additional equity or debt financing to address its working capital or capital equipment needs. There can be no assurance that additional financing will be available when required or, if available, will be on reasonable terms.

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------
                                                                           September 30,
                                                                     -------------------------
(in thousands, except share data)                                       1997          1996
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                           $ 13,307       $11,774
  Marketable securities                                                 11,577        14,135
  Trade accounts receivable, net of allowance for
    doubtful accounts of $720 in 1997 and $611 in 1996                  28,315        23,032
  Inventories                                                           27,075        26,817
  Net deferred tax asset                                                 4,868         3,451
  Prepaid expenses and other current assets                              2,617         3,204
----------------------------------------------------------------------------------------------
    Total current assets                                                87,759        82,413
----------------------------------------------------------------------------------------------
Property and equipment:
  Furniture and fixtures                                                   758           741
  Machinery and equipment                                               16,602        10,807
  Leasehold improvements                                                 4,090         3,762
----------------------------------------------------------------------------------------------
                                                                        21,450        15,310
  Less -- accumulated depreciation and amortization                     (6,509)       (3,735)
----------------------------------------------------------------------------------------------
    Net property and equipment                                          14,941        11,575
----------------------------------------------------------------------------------------------
Deposits and other assets                                                1,682         2,442
----------------------------------------------------------------------------------------------
    Total assets                                                      $104,382       $96,430
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
  Note payable                                                        $     --       $ 2,455
  Borrowings under credit facility                                       2,036            --
  Accounts payable                                                       6,812         7,318
  Income taxes payable                                                   3,054         1,100
  Other accrued liabilities                                             12,886        12,316
----------------------------------------------------------------------------------------------
    Total current liabilities                                           24,788        23,189
----------------------------------------------------------------------------------------------
Long-term liabilities:
  Deferred rent                                                            401           552
Commitments (Note 9)
Stockholder's equity:
  Preferred stock, $0.001 par value: Authorized shares -- 2,000,000         --            --
  Common stock, $0.001 par value: Authorized shares -- 20,000,000
    Outstanding shares -- 13,916,101 and 13,472,276                         14            13
  Additional paid-in capital                                            35,833        31,400
  Subscription receivable                                                 (100)           --
  Unrealized gain on investments                                            --           902
  Note receivable from stockholder                                          --           (65)
  Retained earnings                                                     43,446        40,439
----------------------------------------------------------------------------------------------
    Total stockholders' equity                                          79,193        72,689
----------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                        $104,382       $96,430
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

-------------------------------------------------------------------------------------------------
                                                               Years ended September 30,
                                                      -------------------------------------------
(in thousands, except per share data)                     1997            1996           1995
-------------------------------------------------------------------------------------------------
Net sales                                               $121,256        $127,043        $102,047
Cost of sales                                             67,292          64,417          44,117
-------------------------------------------------------------------------------------------------
  Gross margin                                            53,964          62,626          57,930
-------------------------------------------------------------------------------------------------
Operating expenses:
  Non-recurring charges                                       --              --             575
  Provision for uncollectible account (Note 2)             4,517              --              --
  Research and development                                17,410          18,006          12,346
  Selling, general and administrative                     29,257          32,250          25,067
-------------------------------------------------------------------------------------------------
  Total operating expenses                                51,184          50,256          37,988
-------------------------------------------------------------------------------------------------
  Operating income                                         2,780          12,370          19,942
Other income (expense):
  Interest expense                                           (91)            (64)            (10)
  Interest and other income, net                             722           1,289           1,095
  Gain on sale of investment                               1,215             143           4,700
-------------------------------------------------------------------------------------------------
  Income before provision for income taxes                 4,626          13,738          25,727
  Provision for income taxes                               1,619           4,808           9,601
-------------------------------------------------------------------------------------------------
Net income                                              $  3,007        $  8,930        $ 16,126
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Net income per share                                    $   0.21        $   0.65        $   1.21
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Weighted average common and common equivalent shares      14,482          13,644          13,285
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Unrealized         Note
                                     Common Stock   Additional                     Gain on   Receivable                      Total
                                    ---------------    Paid-in   Subscription   Marketable         From   Retained   Stockholders'
(in thousands, except share data)   Shares   Amount    Capital     Receivable   Securities  Stockholder   Earnings          Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994     12,142,095      $12    $15,991             --           --        $(265)   $17,632         $33,370
  Issuance of common stock
    from secondary offering      1,110,000        1     12,494             --           --           --         --          12,495
  Issuance of common stock
    under employee stock
    purchase plan                  100,529       --        754             --           --           --         --             754
  Issuance of common stock
    under stock option plan         26,917       --        219             --           --           --         --             219
  Forgiveness of note
    receivable from stockholder         --       --         --             --           --          100         --             100
  Unrealized gain on
    marketable securities               --       --         --             --        2,376           --         --           2,376
  Repurchase of common stock      (150,000)      --         (3)            --           --           --     (2,249)         (2,252)
  Net income                            --       --         --             --           --           --     16,126          16,126
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995     13,229,541       13     29,455             --        2,376         (165)    31,509          63,188
  Issuance of common stock
    under employee stock
    purchase plan                  197,510       --      1,708             --           --           --         --           1,708
  Issuance of common stock
    under stock option plan         45,225       --        237             --           --           --         --             237
  Forgiveness of note receivable
    from stockholder                    --       --         --             --           --          100         --             100
  Change in unrealized gain
    on marketable securities            --       --         --             --       (1,474)          --         --          (1,474)
  Net income                            --       --         --             --           --           --      8,930           8,930
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996     13,472,276       13     31,400             --          902          (65)    40,439          72,689
  Issuance of common stock
    under employee stock
    purchase plan                  138,325       --      1,348             --           --           --         --           1,348
  Issuance of common stock
    under stock option plan        305,500        1      3,085           (100)          --           --         --           2,986
  Forgiveness of note receivable
    from stockholder                    --       --         --             --           --           65         --              65
  Change in unrealized gain
    on marketable securities            --       --         --             --         (902)          --         --            (902)
  Net income                            --       --         --             --           --           --      3,007           3,007
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997     13,916,101      $14    $35,833          $(100)          --           --    $43,446         $79,193
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------
                                                               Years ended September 30,
                                                         ----------------------------------
(in thousands)                                                1997        1996        1995
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                               $ 3,007     $ 8,930    $ 16,126
  Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
    Depreciation and amortization                            2,773       2,901         770
    Provision for doubtful accounts                          4,637         242         179
    Forgiveness of note receivable from stockholder             65         100         100
    Write-off of in-process research and development            --          --         575
    Gift of stock to employees                                  --          --         111
  Changes in assets and liabilities:
    Accounts receivable, net                               (12,564)     (6,300)     (7,586)
    Inventories                                              2,387      (7,694)    (10,275)
    Prepaids and other current assets                         (830)     (3,479)     (1,581)
    Deposits and other assets                                  554      (1,697)       (123)
    Accounts payable                                          (505)        (26)      3,796
    Income taxes payable                                     1,954        (293)      1,077
    Accrued liabilities                                        570       2,260       3,242
    Deferred Rent                                             (151)        (69)        (43)
    Note payable                                                --        (439)         --
-------------------------------------------------------------------------------------------
      Net cash provided by (used for) operating activities   1,897      (5,564)      6,368
-------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of marketable securities                       (25,636)    (55,097)    (90,499)
  Proceeds from sales of marketable securities              27,292      68,492      71,970
  Purchases of property and equipment                       (5,935)     (6,979)     (4,965)
  Proceeds from sales of property and equipment                 --       1,254          --
  Payment for purchase of Tekisco, net of cash acquired         --          --      (2,409)
-------------------------------------------------------------------------------------------
      Net cash provided by (used for) investing activities  (4,279)      7,670     (25,903)
-------------------------------------------------------------------------------------------
Cash flows from financing ativities:
  Proceeds from note payable to bank                            --          --       2,894
  Payments of note payable to bank                          (2,455)         --          --
  Proceeds from borrowings under credit facility             2,036          --          --
  Proceeds from issuance of common stock                     4,334       2,073      13,357
  Repurchase of common stock from stockholder                   --          --      (2,252)
-------------------------------------------------------------------------------------------
      Net cash provided by financing activities              3,915       2,073      13,999
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents         1,533       4,179      (5,536)
Cash and cash equivalents at beginning of period            11,774       7,595      13,131
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                $ 13,307    $ 11,774     $ 7,595
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
September 30, 1997

1. Organization and Operations of the Company

GaSonics International Corporation (the "Company") is a developer and supplier of products and services used in the fabrication of advanced integrated circuits ("semiconductors" or "ICs") and flat panel displays ("FPDs"). The Company markets its products in the United States, Europe, and the Asia Pacific region primarily to large semiconductor and liquid crystal manufacturing concerns. The Company is subject to a number of risks including, but not limited to, volatility in the semiconductor markets and the related demand for semiconductor equipment and the risk of inventory obsolescence resulting from new product developments by competitors.

In October 1995, the Company declared a three-for-two stock split in the form of a 50% stock dividend paid on November 20, 1995. All common and common equivalent shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock split.

2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and branches after elimination of intercompany accounts and transactions.

USE OF ESTIMATES. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

FISCAL YEAR. The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Saturday closest to September 30. Fiscal 1997, fiscal 1996 and fiscal 1995 contain fifty-two weeks. For external reporting purposes, the Company indicates its fiscal period as ending on September 30.

CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Cash paid for interest, including amounts paid under capital lease obligations, and domestic and foreign income taxes was as follows (in thousands):

-----------------------------------------------------------
                               Years ended September 30,
                            -------------------------------
                             1997        1996        1995
-----------------------------------------------------------
Interest                     $ 94       $   41      $   10
Income taxes                 $625       $6,188      $8,732
-----------------------------------------------------------

The Company had one significant noncash transaction for the year ended September 30, 1997, related to the Submicron Technologies PLC (see Concentration of Credit Risk below) write-off of their uncollectible account. Noncash activity included a before tax bad debt of $4.5 million.

INVESTMENTS IN MARKETABLE SECURITIES. Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments are classified as available-for-sale and are stated at fair value. The Company's investments in debt securities mature at various dates through July 1999.

The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for the instruments.

Notes to the Consolidated Financial Statements, September 30, 1997

The components of available-for-sale securities by major security type as of September 30, 1997 and 1996 are as follows (in thousands):

------------------------------------------------------------------------------------------------
                                                                    Aggregate             Gross
                                                         Amortized       Fair        Unrealized
                                                              Cost      Value     Holding Gains
------------------------------------------------------------------------------------------------
Fiscal 1997
Debt securities issued by states of the United States
  and political subdivisions of the states                 $15,750    $15,750              $ --
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Fiscal 1996
Corporate debt securities                                  $ 2,050    $ 2,050              $ --
Debt securities issued by states of the United States
  and political subdivisions of the states                  11,183     11,183                --
Equity securities                                               --        902               902
------------------------------------------------------------------------------------------------
                                                           $13,233    $14,135              $902
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Proceeds from sales of available-for-sale securities, excluding the Company's equity securities which are discussed in Note 8, were approximately $27.3 million, $68.5 million and $72.0 million in fiscal 1997, 1996 and 1995, respectively. Gross realized gains on those sales were approximately $3,000, $22,000 and $12,000 in fiscal 1997, 1996 and 1995, respectively. The Company used specific identification as the cost basis in computing realized gains. The net unrealized holding gain on available-for-sale securities has been included as a separate component of stockholders' equity.

REVENUE RECOGNITION AND PRODUCT WARRANTY. Revenues from the Company's products are generally recognized upon shipment. The Company provides for the estimated costs of installation and warranty at the time revenue is recognized. Maintenance and service revenues account for less than 10% of net sales and are recognized as the related work is performed.

MAJOR CUSTOMERS. One customer accounted for 10%, 11% and 20% of net sales for each of fiscal years 1997, 1996 and 1995, respectively. Two other customers accounted for 11% of net sales in fiscal 1997.

SOFTWARE DEVELOPMENT COSTS. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Amounts qualifying for capitalization under the statement are immaterial and have not been capitalized to date.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing costs. Inventory is valued at currently adjusted standards which approximate actual costs on a first-in, first-out basis.

The Company provides inventory reserves for excess, obsolete, damaged or lost inventory. The process of estimating required inventory reserves is judgmental and is based on a number of factors which require input and discussion among various members of management. Such factors include changes in customer demand, changes in technology and other economic factors.

Inventories consisted of the following (in thousands):

                                           September 30,
                                      ----------------------
                                          1997         1996
------------------------------------------------------------
Raw materials                          $13,919      $12,985
Work-in-process                          6,809        7,648
Finished goods                           6,347        6,184
------------------------------------------------------------
                                       $27,075      $26,817
------------------------------------------------------------
------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are generally depreciated over the estimated useful lives of the assets (four to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Assets acquired under capital leases are recorded at the present value of the related lease obligations and amortized on a straight-line basis over the related lease term.

OTHER ACCRUED LIABILITIES. Other accrued liabilities included the following (in thousands):

                                 September 30,
                             --------------------
                                1997         1996
-------------------------------------------------
-------------------------------------------------
Warranty                     $ 3,232      $ 2,916
Sales commissions              2,804        2,526
Employee compensation          3,236        2,514
Accrued purchase price            --        1,261
Other                          3,614        3,099
-------------------------------------------------
                             $12,886      $12,316
-------------------------------------------------
-------------------------------------------------


NET INCOME PER SHARE. Net income per share data has been computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options computed using the treasury stock method.

FOREIGN CURRENCY TRANSLATION. The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, foreign translation and exchange gains and losses, which have not been material, are reflected in the accompanying consolidated statements of operations.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution evaluated as highly creditworthy. Concentration of credit risk with respect to trade receivables exists because the Company's revenues are derived primarily from the sale of photoresist removal equipment to companies in the semiconductor industry. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

A write-off of accounts receivable was recorded in the third quarter of fiscal 1997 for the uncollectible account receivable due from SubMicron Technologies PLC in Thailand. The Company recorded a $4.5 million pre-tax charge to cover the unpaid balance on accounts receivable, less the value of the recovered equipment, which the Company anticipates reselling in the future.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

EFFECT ON RECENT ACCOUNTING PRONOUNCEMENTS. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" which requires disclosure of basic and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. The pro forma effect of adoption of SFAS No. 128 would be as follows:

----------------------------------------------------------------------------
                                                  Years ended September 30,
                                               -----------------------------
                                                 1997        1996       1995
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Reported net income per share                   $0.21       $0.65      $1.21
Basic net income per share (pro forma)          $0.22       $0.67      $1.26
Diluted net income per share (pro forma)        $0.21       $0.65      $1.21
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structures," which will be adopted by the Company in fiscal 1998. SFAS No. 129 requires companies to disclose certain information about their capital structure. The Company does not anticipate that SFAS No. 129 will have a material impact on its consolidated financial statement disclosures.

In June 1997, The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" both of which will be adopted by the Company in fiscal 1998. SFAS No. 130 requires companies to disclose certain information regarding the nature and amounts of comprehensive income included in the financial statements. SFAS No. 131 requires companies to disclose certain information about operating segments within their business. The Company does not anticipate that SFAS No. 130, or SFAS No. 131, will have a material impact on its consolidated financial statement disclosures.

3. Geographic Area Data

The Company's operations by geographical area for the three years ended September 30, 1997 were as follows:

                                   United                     Other
                                   States       Japan       Foreign       Eliminations      Consolidated
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
1997
Net sales:
  Domestic                       $ 54,899      $7,829       $ 3,280           $     --          $ 66,008
  Exports Europe                   16,998          --            --                 --            16,998
  Exports Asia/Pacific             35,557          --            --                 --            35,557
  Exports Japan                     2,693          --            --                 --             2,693
  Intercompany                      1,916       1,155         7,046            (10,117)               --
---------------------------------------------------------------------------------------------------------
Total revenues                   $112,063      $8,984       $10,326           $(10,117)         $121,256
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Operating income                 $     67      $1,729       $   967           $     17          $  2,780
Identifiable assets              $ 95,003      $8,273       $ 2,302           $ (1,196)         $104,382
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

1996
Net sales:
  Domestic                       $ 58,967      $7,904       $ 1,791           $     --          $ 68,662
  Exports Europe                   23,788          --            --                 --            23,788
  Exports Asia/Pacific             30,554          --            --                 --            30,554
  Exports Japan                     4,039          --            --                 --             4,039
  Intercompany                      1,212       1,496         4,744             (7,452)               --
---------------------------------------------------------------------------------------------------------
Total revenues                   $118,560      $9,400       $ 6,535           $ (7,452)         $127,043
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Operating income (loss)          $ 12,037      $ (505)      $   835           $      3          $ 12,370
Identifiable assets              $ 86,458      $9,250       $ 1,935           $ (1,213)         $ 96,430
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

1995
Net sales:
  Domestic                       $ 60,845      $    8       $   201           $     --          $ 61,054
  Export Europe                    19,885          --            --                 --            19,885
  Export Asia/Pacific              18,832          --            --                 --            18,832
  Exports Japan                     2,276          --            --                 --             2,276
  Intercompany                         --          --           965               (965)               --
---------------------------------------------------------------------------------------------------------
Total revenues                   $101,838      $    8       $ 1,166           $   (965)         $102,047
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Operating income (loss)          $ 20,334      $ (539)      $   147           $     --          $ 19,942
Identifiable assets              $ 80,876      $4,040       $   451           $     --          $ 85,367
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

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

Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income is net of corporate engineering and development and administrative expenses.

Corporate assets include assets maintained for general purposes, principally cash equivalents and marketable securities.

4. Acquisition of Tekisco

In August 1995, the Company purchased the net assets, intellectual property and all of the outstanding stock of Tekisco, Ltd., a Japanese-based supplier of low-pressure chemical vapor deposition systems for flat panel display manufacturing, which is now known as its Liquid Crystal Display ("LCD") division, for cash of approximately $2.4 million and contingent consideration of approximately $2.0 million. The contingent consideration was based on specified future events, including the attainment of certain sales levels and the provision of marketing and sales services to be provided by Kishimoto Sangyo Co. Ltd, the company from which Tekisco was acquired. In fiscal 1996, the Company determined that such contingencies were met or were likely to be met and recorded the full $2.0 million of the contingent consideration as goodwill. The related liability, net of amounts paid in fiscal 1996, was accrued at September 30, 1996. In February 1996, the LCD division was merged with the Company's wholly-owned subsidiary, GaSonics International Japan, K.K.

The acquisition was accounted for as a purchase, and the results of Tekisco from the date of acquisition forward have been recorded in the Company's consolidated financial statements. In connection with the acquisition, net intangibles of $3.1 million were acquired, including the $2.0 million contingent consideration recorded in fiscal 1996, of which $575,000 is reflected as a one time charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The one time charge is reflected in the Company's consolidated statement of operations as a non-recurring charge within operating expenses in fiscal 1995. The remaining intangibles, net of accumulated amortization of approximately $815,000 and the write-off of in-process research and development of $575,000, are included in Deposits and other assets in the accompanying consolidated balance sheet and are being amortized over the useful life of five years. Amortization expense related to the amortization of the goodwill was $436,000, $210,000 and $0 for the years ended September 30, 1997, 1996 and 1995, respectively, and is included in the accompanying Consolidated Statements of Operations.

The purchase price, including the amounts payable under the commission agreement, was allocated to the fair market value of net assets acquired as follows (in thousands):

------------------------------------------------------------------------------
Accounts receivable                                                     $   57
Inventory                                                                  176
Prepaid expenses                                                            46
Property and equipment, net                                              1,875
Other assets                                                                49
Intangibles, including in-process research and development               3,107
Accounts payable and accrued liabilities                                  (901)
------------------------------------------------------------------------------
  Net assets acquired                                                   $4,409
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

The following unaudited pro forma information shows the results of operations for the twelve months ended September 30, 1995 as if the acquisition had occurred at the beginning of the period. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the respective period presented or of future operations of the combined companies. The pro forma results for 1995 combine the Company's results for the twelve-month period ended September 30, 1995 with the results of Tekisco, for the same period through the date of acquisition. The following unaudited pro forma results include the straight-line amortization of intangibles over a period of five years.

----------------------------------------------------------------------------------------
                                                                             Year ended
(in thousands, except per share data)                                September 30, 1995
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Revenue                                                                        $104,628
Net income                                                                     $ 15,286
Net income per share                                                           $   1.15
Weighted average common and common equivalent shares outstanding                 13,285
----------------------------------------------------------------------------------------

5. Line of Credit Agreement and Credit Facility

The Company has an unsecured $20,000,000 revolving line of credit agreement (the "Agreement") with a bank which expires on February 27, 1998. There were no borrowings outstanding under the Agreement as of September 30, 1997. Borrowings bear interest at the lower of 1.5% above the bank's adjusted Libor-rate or at the bank's reference rate (8.5% at September 30, 1997). The line of credit agreement contains provisions that limit the ability of the Company to pay cash dividends and require the maintenance of specified levels of tangible net worth and certain financial ratios. Management believes the Company was in compliance with the financial covenants of the Agreement as of September 30, 1997.

Under the Agreement, the Company has a provision for foreign exchange contracts of up to $1.0 million, and may also request standby letters of credit not to exceed $500,000. As of September 30, 1997, there were letters of credit outstanding in the amount of $69,163.

In May 1997, the Company's wholly-owned subsidiary in Japan, GaSonics International Japan, K.K. entered into an agreement with the Bank of Tokyo-Mitsubishi to secure a credit facility to provide operating capital to fund operations. The credit facility provides for borrowings up to a maximum of 300 million Japanese yen (equivalent to approximately $2.5 million in U.S. dollars), and is secured by a letter of guarantee issued by the Company. The outstanding balance bears interest at 1.625% per annum and is due and payable on demand. This credit facility expires on February 27, 1998. At September 30, 1997, borrowings under this credit facility agreement were approximately $2.0 million. The Company intends to enter into a new agreement or extend the term of the existing credit facility prior to the due date; however, there can be assurance that such financing will be available when required or, will be on reasonable terms.

6. Note Payable

In August 1995, the Company's wholly-owned subsidiary in Japan, GaSonics International Japan K.K. borrowed 270 million Japanese yen (equivalent to approximately $2.5 million in U.S. dollars as of September 30, 1996) to the Bank of Tokyo against a promissory note which was secured by a letter of guarantee issued by the Company. The loan carried an interest rate of 1.625% per annum and was due and payable on January 31, 1997. The primary purpose of the loan was to fund the purchase of Tekisco (see Note 4 -- Acquisition of Tekisco). In April 1997, the Company repaid the outstanding balance on the note.

Notes to the Consolidated Financial Statements, September 30, 1997

7. Income Taxes

The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to accounting for income taxes.

The provision (credit) for income taxes consisted of the following (in thousands):

------------------------------------------------------------------------------
                                                  Years ended September 30,
                                              --------------------------------
                                                1997        1996        1995
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Current
  Federal                                     $1,509      $4,528     $ 8,464
  State                                          223         518       1,628
------------------------------------------------------------------------------
    Total current                              1,732       5,046      10,092
------------------------------------------------------------------------------
Deferred
  Federal                                        (98)       (211)       (437)
  State                                          (15)        (27)        (54)
------------------------------------------------------------------------------
    Total deferred                              (113)       (238)       (491)
------------------------------------------------------------------------------
  Provision for income taxes                  $1,619      $4,808     $ 9,601
------------------------------------------------------------------------------
------------------------------------------------------------------------------

The provision (benefit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate of 35.0% in fiscal years 1997, 1996 and 1995, as follows:

------------------------------------------------------------------------------
                                                  Years ended September 30,
                                              --------------------------------
                                                1997        1996        1995
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Statutory Federal tax rate                     35.0%       35.0%       35.0%
State income taxes, net                         3.6         4.0         4.8
Foreign operations                              1.7        (1.8)       (1.3)
Research and development credit                (5.5)       (2.7)       (2.2)
Tax exempt income                              (4.6)       (2.0)       (1.2)
Other                                           4.8         2.5         2.2
------------------------------------------------------------------------------
  Provision for income taxes                   35.0%       35.0%       37.3%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

The major components of the net deferred tax asset are as follows (in thousands):

                                                           September 30,
                                                      -----------------------
                                                         1997           1996
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Inventory reserves                                     $2,833         $2,176
Accrued warranty                                        1,230          1,085
Deferred rent                                             155            207
Accrued vacation                                          327            256
Other temporary differences                               825            533
-----------------------------------------------------------------------------
Deferred tax asset                                      5,370          4,257
Deferred tax liabilities                                 (502)          (806)
-----------------------------------------------------------------------------
  Total net deferred tax asset                         $4,868         $3,451
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

8. Investment in IPEC

During fiscal 1990, the Company and Integrated Process Equipment Corporation
(IPEC) entered into an agreement in which the Company received 294,600 shares of IPEC Class A common stock in exchange for certain services and technology. In fiscal 1997, 1996, and 1995, the Company sold 54,673, 5,000, and 136,927 shares of IPEC common stock, respectively, and realized pretax gains of $1,215,000, $143,000, and $4,700,000, respectively, which are reported in Other income (expense) in the accompanying Consolidated Statements of Operations. As of September 30, 1997, the Company holds no shares of IPEC common stock.

9. Commitments

The Company leases its facilities and certain machinery and equipment under operating lease agreements that expire at various dates through June 2005. Minimum commitments under the non-cancelable leases as of September 30, 1997 were as follows (in thousands):

-------------------------------------------------
Fiscal Year
  1998                                    $1,615
  1999                                     1,198
  2000                                       403
  2001                                        30
  2002                                        30
  Thereafter                                  90
-------------------------------------------------
                                          $3,366
-------------------------------------------------
-------------------------------------------------

Rent expense was approximately $2,113,000, $2,017,000 and $1,190,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

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

No new capital lease obligations were incurred in fiscal 1997 or 1996.

10. Incentive Stock Option Plans and Stock Purchase Plan

In November 1993, the Company's President and Chief Executive Officer (the "President") exercised options to purchase an aggregate of 566,665 shares of common stock at $0.60 per share, with a 5% interest bearing promissory note payable to the Company in the amount of $340,000. In January 1994, the Board of Directors authorized a special bonus program for the President, pursuant to which $100,000 of the principal of the promissory note would be forgiven upon his completion of each calendar year of service to the Company from January 1, 1994 through January 1, 1997. Accordingly, the promissory note has been amortized to compensation expense in the amounts of $65,000 for fiscal 1997 and $100,000 in fiscal years 1996 and 1995, respectively. The promissory note was fully amortized at September 30, 1997.

1994 STOCK OPTION/STOCK ISSUANCE PLAN. In fiscal 1994, the Board adopted, and the stockholders subsequently approved, the 1994 Stock Option/Stock Issuance Plan (the "1994 Stock Option Plan") and authorized a total of 1,450,000 shares for issuance under the Plan. The 1994 Stock Option Plan replaces the Company's 1985 Stock Option Plan and the Company's 1988 Stock Option Plan which have both been terminated. During fiscal years 1997 and 1996, the Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 500,000 and 750,000 shares, respectively, for issuance under the Plan.

Notes to the Consolidated Financial Statements, September 30, 1997

The 1994 Stock Option Plan is divided into three separate components: i) the Discretionary Option Grant Program under which key employees (including officers) and consultants may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date,
ii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to the nonemployee Board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of the option shares on the grant date, and iii) the Stock Issuance Program under which key employees (including officers) and consultants may be issued shares of common stock directly, either through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services or the Company's attainment of financial objectives. In no event may the aggregate number of shares of common stock for which any individual participating in the 1994 Plan may be granted stock options and direct stock issuances exceed 825,000 shares over the term of the Plan. Options granted under the Discretionary and Automatic Option Grant Programs have a maximum term of ten years and generally vest over periods of one to five years from the date of grant, at the discretion of the Plan Administrator. For 1995 there were 8,917 shares issued under the 1994 Stock Option Plan. There were no stock issuances in fiscal years 1997 and 1996.

In August 1996, holders of the Company's options were given the opportunity to exchange previously granted stock options for new common stock options. Option holders, excluding non-employee directors of the Company, who held an outstanding stock option with an exercise price in excess of $7.25 per share were granted a new option with an exercise price of $7.25 per share, the market price of the common stock on that date, in exchange for his or her higher-priced option. Each optionee was given the choice of accepting the new option with a new four year vesting schedule and having the higher-priced option canceled or rejecting the new option and retaining the higher-priced option with its original vesting schedule. Under the terms of the new options, one-quarter of the shares vest one year from the date of grant and the remaining shares vest in 36 monthly installments. Options to purchase 416,725 shares were so exchanged.

Option and stock issuance activity under the 1994 Stock Option Plan was as follows:

--------------------------------------------------------------------------------------------------
                                                           Options Outstanding
                                          --------------------------------------------------------
                                                                                         Weighted
                                               Shares                                     Average
                                            Available     Number of            Price     Exercise
                                            For Grant        Shares        per Share        Price
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Balance at September 30, 1994                 664,150       769,500    $ 7.17- $ 9.67       $ 7.92
  Stock issuances                              (8,917)           --                --           --
  Granted                                    (344,925)      344,925     10.67-  19.33        16.00
  Exercised                                        --       (18,000)     7.20-   8.67         7.81
  Canceled                                     40,675       (40,675)     7.20-  16.33         9.02
--------------------------------------------------------------------------------------------------
Balance at September 30, 1995                 350,983     1,055,750      7.17-  19.33        10.52
  Additional options authorized               750,000            --                --           --
  Granted                                  (1,002,325)    1,002,325      7.25-  20.00         8.63
  Exercised                                        --       (45,225)     9.13-  14.38         7.55
  Canceled                                    505,580      (505,580)     7.20-  20.00        13.43
--------------------------------------------------------------------------------------------------
Balance at September 30, 1996                 604,238     1,507,270      7.20-  20.00         8.37
  Additional options authorized               500,000            --                --           --
  Granted                                    (653,850)      653,850      6.88-  23.00         9.82
  Exercised                                        --      (305,500)     7.17-  13.25         8.04
  Canceled                                    349,559      (349,559)     7.20-  19.33        10.83
--------------------------------------------------------------------------------------------------
Balance at September 30, 1997                 799,947     1,506,061    $ 6.88- $23.00       $ 8.50
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements, September 30, 1997

As of September 30, 1997, options to purchase 291,383 are vested and exercisable.

The following table summarizes the options outstanding under the 1994 Stock Option Plan as of September 30, 1997:

--------------------------------------------------------------------------------------------------------------
                                             Options Outstanding                      Exercisable Options
                            ----------------------------------------------------------------------------------
                                                   Weighted
                                   Number           Average        Weighted            Number         Weighted
                              Outstanding         Remaining         Average       Exercisable          Average
                                    As of       Contractual        Exercise             As of         Exercise
Range of Exercise Prices         09/30/97              Life           Price           9/30/97            Price
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
$6.88- $ 7.20                     236,130              6.73          $ 7.17            89,692           $ 7.20
 7.25                             595,292              8.87            7.25           132,655             7.25
 7.88-   8.67                     127,676              8.03            8.44            29,576             8.67
 8.88                             352,450              9.60            8.88                --               --
 9.17-  23.00                     194,513              8.59           13.31            39,460            10.34
$6.88- $23.00                   1,506,061              8.60          $ 8.50           291,383           $ 7.80
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

1994 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1994 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on January 27, 1994 and approved by the stockholders in March 1994. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of common stock, at semiannual intervals, through their periodic payroll deductions under the Purchase Plan. The Company had initially reserved 300,000 shares of Common Stock for issuance under the Purchase Plan. The Company's Board of Directors authorized, and the stockholders subsequently approved, an additional 400,000 shares of Common Stock under the Purchase Plan in each of fiscal years 1997 and 1996.

Participants in the Purchase Plan may purchase shares at 85% of the lower of
i) the fair market value of the common stock on the participant's entry date into the offering period or ii) the fair market value on the semi-annual purchase date. The Purchase Plan will in all events terminate on December 31, 2003.

Of the 1,100,000 shares reserved for the 1994 Employee Stock Purchase Plan, 464,630 shares were purchased as of September 30, 1997.

STOCK BASED COMPENSATION EXPENSE. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company adopted SFAS No. 123 in fiscal 1997, and in accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option and stock purchase plans.

Notes to the Consolidated Financial Statements, September 30, 1997

The Company's stock plans, as described above, are accounted for under APB Opinion No. 25, under which no compensation cost has been recognized. Because the FASB Statement No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Had compensation cost for these plans been determined consistent with Statement No. 123, the Company's consolidated net income and earnings per share would have been reduced to the following pro forma amounts:

-----------------------------------------------------------------------------
(in thousands, except per share data)                    1997            1996
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Net income -- as reported                              $3,007          $8,930
Net income -- pro forma                                $1,325          $7,615
Earnings per share -- as reported                      $ 0.21          $ 0.65
Earnings per share -- pro forma                        $ 0.09          $ 0.56
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

-----------------------------------------------------------------------------
                                                        1997             1996
                                                -----------------------------
Dividend yield                                          0.0%             0.0%
Expected life of options from vest date            0.9 years        0.9 years
Expected stock volatility                              84.8%            84.8%
Risk-free interest rates                           5.6%-6.8%        5.4%-6.6%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The weighted average fair value of option grants using the Black-Scholes option pricing model was $5.91 and $5.07 for the fiscal years ended September 30, 1997 and 1996, respectively.

Report of Independent Public Accountants


TO GASONICS INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of GaSonics International Corporation (a Delaware Corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GaSonics International Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

San Jose, California
October 27, 1997

Corporate Information

BOARD OF DIRECTORS

Monte M. Toole
Chairman,
GaSonics International

Dave Toole
President and
Chief Executive Officer,
GaSonics International

Kenneth L. Schroeder
President, KLA-Tencor

F. Joseph Van Poppelen
The Van Poppelen Company


EXECUTIVE OFFICERS

Dave Toole
President and
Chief Executive Officer

Terry R. Gibson
Vice President, Finance, and
Chief Financial Officer

Avner Shelem
Vice President, General Manager,
Engineering and Operations

Bill Alexander
Vice President, World Wide Sales
and Field Operations


CORPORATE HEADQUARTERS

GaSonics International Corporation
2540 Junction Avenue
San Jose, CA 95134-1909
Telephone: 408-570-7000
Web: http://www.gasonics.com


THE ANNUAL MEETING

The Annual Meeting of stockholders
will be held on March 6, 1998 at
Techmart, 5201 Great America
Parkway, Santa Clara, California.
Those unable to attend the Annual
Meeting are invited to address
questions and comments to
Terry R. Gibson at the Company's
Corporate Headquarters.


FORM 10-K

Stockholders who wish to receive,
without charge, a copy of the
Company's 1997 Annual Report on
Form 10-K filed with the Securities
and Exchange Commission may do
so by writing to the Financial
Relations Board, 180 Montgomery
Street, Suite 940, San Francisco,
California, 94104.


STOCK MARKET INFORMATION

GaSonics International Common
Stock is traded on The Nasdaq
National Market System under the
symbol GSNX.

The following table gives trading
ranges for the Company's Common
Stock during fiscal 1997:

QUARTER                STOCK TRADING RANGE,
                                FISCAL 1997
-------------------------------------------
First                       $ 6.88 - $12.63
Second                      $10.25 - $19.62
Third                       $ 8.13 - $15.63
Fourth                      $12.63 - $23.06


TRANSFER AGENT & REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991
Telephone: 818-502-1404


INVESTOR RELATIONS COUNSEL

The Financial Relations Board
180 Montgomery Street, Suite 940
San Francisco, CA 94104
Telephone: 415-986-1591


INDEPENDENT AUDITORS

Arthur Andersen LLP
River Park Tower
333 West San Carlos Street,
Suite 1500
San Jose, CA 95110-2710


LEGAL COUNSEL

Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, CA 94303


GaSonics-Registered Trademark- is a registered trademark of GaSonics International Corporation
All other trademarks are the property
of their respective owners.

-C-1998 GaSonics International
Corporation.
All rights reserved.

[Page contains black box, otherwise blank]

[GASONICS INTERNATIONAL LOGO]


GaSonics International Corporation
2540 Junction Avenue
San Jose, CA 95134-1909
Telephone: 408. 570.7000
Web: http://www.gasonics.com

GaSonics International Corporation 1997 Annual Report



                                                                              47